SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of August, 2014

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures:

Start of part 3 of 5

IFRS financial statements

IFRS condensed consolidated financial statements

Condensed consolidated income statement
For the six month period ended 30 June 2014

		Reviewed 6 months 2014 £m		Reviewed 6 months 2013 £m		Audited Full Year 2013 £m
	Note	Continuing operations	Continuing operations	Discontinued operations1	Continuing operations	Discontinued operations1
Income
Gross written premiums		11,366	11,451	1,103	22,035	1,589
Premiums ceded to reinsurers		(805)	(814)	(66)	(1,546)	(100)
Premiums written net of reinsurance		10,561	10,637	1,037	20,489	1,489
Net change in provision for unearned premiums		(158)	(89)	-	134	-
Net earned premiums		10,403	10,548	1,037	20,623	1,489
Fee and commission income		639	667	5	1,279	28
Net investment income		9,857	3,960	1,493	12,509	2,340
Share of profit/(loss) after tax of joint ventures and associates		80	(14)	-	120	-
Profit on the disposal and remeasurement of subsidiaries, joint ventures and associates	B4	51	180	91	115	808
		21,030	15,341	2,626	34,646	4,665
Expenses
Claims and benefits paid, net of recoveries from reinsurers		(9,976)	(11,458)	(1,434)	(22,093)	(2,037)
Change in insurance liabilities, net of reinsurance	B9aii	(1,533)	1,909	(140)	2,493	(312)
Change in investment contract provisions		(2,821)	(1,961)	(28)	(7,050)	(31)
Change in unallocated divisible surplus		(2,576)	585	-	280	-
Fee and commission expense		(1,739)	(2,309)	(335)	(3,975)	(438)
Other expenses		(887)	(1,207)	(192)	(2,220)	(293)
Finance costs		(264)	(295)	(10)	(609)	(16)
		(19,796)	(14,736)	(2,139)	(33,174)	(3,127)
Profit before tax		1,234	605	487	1,472	1,538
Tax attributable to policyholders' returns	B6	(93)	18	-	(191)	-
Profit before tax attributable to shareholders' profits		1,141	623	487	1,281	1,538
Tax expense	B6	(371)	(199)	(117)	(594)	(265)
Less: tax attributable to policyholders' returns	B6	93	(18)	-	191	-
Tax attributable to shareholders' profits		(278)	(217)	(117)	(403)	(265)
Profit after tax		863	406	370	878	1,273
Profit from discontinued operations		-	370		1,273
Profit for the period		863	776		2,151

Attributable to:
Equity shareholders of Aviva plc		755	693		2,008
Non-controlling interests		108	83		143
Profit for the period		863	776		2,151
Earnings per share	B7
Basic (pence per share)		25.0p	22.8p		65.3p
Diluted (pence per share)		24.6p	22.5p		64.5p

Continuing operations - Basic (pence per share)		25.0p	10.2p		22.0p
Continuing operations - Diluted (pence per share)		24.6p	10.1p		21.8p

1 Discontinued operations represents the results of the US life and related internal asset management businesses (US Life) up until the date of disposal (2 October 2013).

Condensed consolidated statement of comprehensive income
For the six month period ended 30 June 2014

	Reviewed 6 months 2014 £m	Reviewed 6 months 2013 £m	Audited Full year 2013 £m
Profit for the period from continuing operations	863	406	878
Profit for the period from discontinued operations1	-	370	1,273
Total profit for the period	863	776	2,151

Other comprehensive income from continuing operations:
Items that may be reclassified subsequently to income statement
Investments classified as available for sale
Fair value gains/(losses)	32	(7)	19
Fair value gains/(losses) transferred to profit on disposals	2	(1)	1
Share of other comprehensive income of joint ventures and associates	8	(31)	(37)
Foreign exchange rate movements	(280)	358	(35)
Aggregate tax effect - shareholder tax on items that may be reclassified subsequently to the income statement	(6)	(17)	(14)

Items that will not be reclassified subsequently to income statement
Owner occupied properties - fair value losses	(1)	-	(2)
Remeasurements of pension schemes	387	(294)	(674)
Aggregate tax effect - shareholder tax on items that will not be reclassified subsequently to the income statement	(67)	65	125
Other comprehensive income, net of tax from continuing operations	75	73	(617)
Other comprehensive income, net of tax from discontinued operations1	-	(206)	(319)
Total other comprehensive income, net of tax	75	(133)	(936)
Total comprehensive income for the period from continuing operations	938	479	261
Total comprehensive income for the period from discontinued operations1	-	164	954
Total comprehensive income for the period	938	643	1,215

Attributable to:
Equity shareholders of Aviva plc	876	489	1,038
Non-controlling interests	62	154	177
	938	643	1,215

1 Discontinued operations represents the results of the US life and related internal asset management businesses (US Life) up until the date of disposal (2 October 2013).

Condensed consolidated statement of changes in equity
For the six month period ended 30 June 2014

	Reviewed 6 months 2014 £m	Reviewed 6 months 2013 £m	Audited Full year 2013 £m
Balance at 1 January	11,017	11,360	11,360
Profit for the period	863	776	2,151
Other comprehensive income	75	(133)	(936)
Total comprehensive income for the period	938	643	1,215
Dividends and appropriations	(302)	(290)	(538)
Capital contributions from non-controlling interests	-	-	1
Non-controlling interests share of dividends declared in the period	(96)	(75)	(134)
Transfer to profit on disposal of subsidiaries, joint ventures and associates	(10)	(157)	(802)
Changes in non-controlling interests in subsidiaries	(20)	(147)	(147)
Shares acquired by employee trusts	-	-	(32)
Shares distributed by employee trusts	1	3	5
Reserves credit for equity compensation plans	21	23	37
Aggregate tax effect - shareholder tax	4	4	52
Balance at 30 June/31 December	11,553	11,364	11,017

Condensed consolidated statement of financial position
As at 30 June 2014

	Note	Reviewed 30 June 2014 £m	Restated1 Reviewed 30 June 2013 £m	Restated1 Audited 31 December 2013 £m
Assets
Goodwill		1,364	1,504	1,476
Acquired value of in-force business and intangible assets		965	1,095	1,068
Interests in, and loans to, joint ventures		1,226	1,237	1,200
Interests in, and loans to, associates		362	265	267
Property and equipment		286	395	313
Investment property		8,647	9,832	9,451
Loans		22,967	24,225	23,879
Financial investments		197,607	193,470	194,027
Reinsurance assets	B11	7,551	6,907	7,220
Deferred tax assets		112	234	244
Current tax assets		117	89	76
Receivables		7,526	8,477	7,476
Deferred acquisition costs and other assets		3,677	3,417	3,051
Prepayments and accrued income		2,721	2,826	2,635
Cash and cash equivalents		23,584	27,662	26,131
Assets of operations classified as held for sale	B4	149	41,712	3,113
Total assets		278,861	323,347	281,627
Equity
Capital
Ordinary share capital		736	736	736
Preference share capital		200	200	200
		936	936	936
Capital reserves
Share premium		1,165	1,165	1,165
Merger reserve		3,271	3,271	3,271
		4,436	4,436	4,436
Shares held by employee trusts		(11)	(9)	(31)
Other reserves		258	1,532	475
Retained earnings		3,138	1,581	2,348
Equity attributable to shareholders of Aviva plc		8,757	8,476	8,164
Direct capital instruments and fixed rate tier 1 notes		1,382	1,382	1,382
Non-controlling interests		1,414	1,506	1,471
Total equity		11,553	11,364	11,017
Liabilities
Gross insurance liabilities	B9	110,980	113,060	110,555
Gross liabilities for investment contracts	B10	115,563	113,285	116,058
Unallocated divisible surplus	B13	8,923	6,569	6,713
Net asset value attributable to unitholders		9,463	12,340	10,362
Provisions	B15	871	1,079	984
Deferred tax liabilities		624	551	563
Current tax liabilities		54	130	116
Borrowings		6,944	8,254	7,819
Payables and other financial liabilities		11,418	13,769	11,945
Other liabilities		2,329	1,826	2,472
Liabilities of operations classified as held for sale	B4	139	41,120	3,023
Total liabilities		267,308	311,983	270,610
Total equity and liabilities		278,861	323,347	281,627

1 The statement of financial position has been restated following the adoption of amendments to 'IAS 32: Financial Instruments: Presentation'. Refer to note B2 for further information. There is no impact on the total equity for any    period presented as a result of this restatement.

Condensed consolidated statement of cash flows
For the six month period ended 30 June 2014

	Note	Reviewed 6 months 2014 £m	Restated2 Reviewed 6 months 2013 £m	Restated2 Audited Full year 2013 £m
Cash flows from operating activities
Cash (used in)/generated from continuing operations		(1,257)	2,663	2,562
Tax paid		(301)	(215)	(463)
Net cash (used in)/from operating activities - continuing operations		(1,558)	2,448	2,099
Net cash from operating activities - discontinued operations1		-	105	1,919
Total net cash (used in)/from operating activities		(1,558)	2,553	4,018
Cash flows from investing activities
Acquisitions of, and additions to, subsidiaries, joint ventures and associates, net of cash acquired		(74)	(29)	(29)
Disposals of subsidiaries, joint ventures and associates, net of cash transferred		(41)	388	377
New loans to joint ventures and associates		(41)	(5)	(6)
Repayment of loans to joint ventures		2	5	25
Net new loans to joint ventures and associates		(39)	-	19
Purchases of property and equipment		(7)	(36)	(30)
Proceeds on sale of property and equipment		16	10	56
Other cash flow related to intangible assets		32	(28)	(59)
Net cash (used in)/from investing activities - continuing operations		(113)	305	334
Net cash used in investing activities - discontinued operations1		-	-	(1,588)
Total net cash (used in)/from investing activities		(113)	305	(1,254)
Cash flows from financing activities
Treasury shares purchased for employee trusts		-	-	(32)
New borrowings drawn down, net of expenses		992	1,042	2,201
Repayment of borrowings		(1,486)	(871)	(2,441)
Net (repayment)/drawdown of borrowings		(494)	171	(240)
Interest paid on borrowings		(256)	(292)	(605)
Preference dividends paid		(9)	(9)	(17)
Ordinary dividends paid		(277)	(264)	(429)
Coupon payments on direct capital instruments and fixed rate tier 1 notes		(16)	(17)	(92)
Capital contributions from non-controlling interests of subsidiaries		-	-	1
Dividends paid to non-controlling interests of subsidiaries		(96)	(75)	(134)
Changes in controlling interest in subsidiary		(6)	-	-
Net cash used in financing activities - continuing operations		(1,154)	(486)	(1,548)
Net cash from financing activities - discontinued operations1		-	15	19
Total net cash used in financing activities		(1,154)	(471)	(1,529)
Total net (decrease)/increase in cash and cash equivalents		(2,825)	2,387	1,235
Cash and cash equivalents at 1 January		25,989	24,564	24,564
Effect of exchange rate changes on cash and cash equivalents		(359)	674	190
Cash and cash equivalents at 30 June/31 December	B19	22,805	27,625	25,989

1 Discontinued operations represents the results of the US life and related internal asset management businesses (US Life) up until the date of disposal (2 October 2013).
2 The statement of cash flows has been restated following the adoption of amendments to 'IAS 32: Financial Instruments: Presentation'. Refer to note B2 for further information.

The cash flows presented in this statement cover all the Group's activities and include flows from both policyholder and shareholder activities. Operating cash flows reflect the movement in both policyholder and shareholder controlled cash and cash equivalent balances.
    During the period the net operating cash outflow reflects a number of factors, including the level of premium income, payments of claims, creditors and surrenders and purchases and sales of operating assets including financial investments. It also includes changes in the size and value of consolidated cash investment funds and changes in the Group participation in these funds.

Notes to the condensed consolidated financial statements

B1 - Basis of preparation
The condensed consolidated financial statements for the six months to 30 June 2014 have been prepared in accordance with IAS 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB) and endorsed by the European Union (EU), and the Disclosure and Transparency Rules of the Financial Conduct Authority.
The accounting policies applied in the condensed consolidated financial statements are the same as those applied in Aviva plc's 2013 Annual Report and Accounts, except for the adoption of new standards, interpretations and amendments to existing standards as detailed in Note B2.
The results for the six months to 30 June 2014 are unaudited but have been reviewed by the auditor, PricewaterhouseCoopers LLP. The interim results do not constitute statutory accounts as defined in Section 434 of the Companies Act 2006. The results for the full year 2013 have been taken from the Group's 2013 Annual Report and Accounts and have been restated for the adoption of amendments to an existing accounting standard noted in Note B2. Therefore, these interim accounts should be read in conjunction with the 2013 Annual Report and Accounts that were prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and endorsed by the European Union. PricewaterhouseCoopers LLP reported on the 2013 financial statements and their report was unqualified and did not contain a Statement under section 498 (2) or (3) of the Companies Act 2006. The Group's 2013 Annual Report and Accounts has been filed with the Registrar of Companies.
After making enquiries, the directors have a reasonable expectation that the Company and the Group as a whole have adequate resources to continue in operational existence for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the interim financial statements.
Items included in the financial statements of each of the Group's entities are measured in the currency of the primary economic environment in which that entity operates (the 'functional currency'). The consolidated financial statements are stated in pounds sterling, which is the Company's functional and presentational currency. Unless otherwise noted, the amounts shown in the financial statements are in millions of pounds sterling (£m).
The long-term nature of much of the Group's operations means that, for management's decision-making and internal performance management, short-term realised and unrealised investment gains and losses are treated as non-operating items. As a result, the Group focuses on an operating profit measure that incorporates an expected return on investments supporting its long-term and non-long-term businesses. Operating profit for long-term business is based on expected investment returns on financial investments backing shareholder and policyholder funds over the reporting period, with allowance for the corresponding expected movements in liabilities. Variances between actual and expected investment returns, and the impact of changes in economic assumptions on liabilities, are disclosed separately outside operating profit. For non-long-term business, the total investment income, including realised and unrealised gains, is analysed between that calculated using a longer-term return and short-term fluctuations from that level. Operating profit also excludes impairment of goodwill, joint ventures and associates; amortisation and impairment of intangibles; the profit or loss on disposal and remeasurement of subsidiaries, joint ventures and associates; integration and restructuring costs; and exceptional items.

B2 - New standards, interpretations and amendments to published standards that have been adopted by the Group
The Group has adopted amendments to IAS 32 Financial Instruments: Presentation that became effective as of 1 January 2014. These amendments clarify the meaning of 'currently legally enforceable right to set-off' to reinforce that a right to set-off must not be contingent on any future event, including counterparty default or bankruptcy. Additionally, IAS 32 clarified that a settlement mechanism must be in place to ensure settlement in practice that is either simultaneous or sufficient to result in insignificant credit and liquidity risk. The amendments to IAS 32 have been applied retrospectively in accordance with the transitional provisions of the standard. The primary impact of the application of the amendments has resulted in the grossing up of certain assets and liabilities related to derivatives and repurchase arrangements in the statement of financial position that were previously reported net. There is no impact on the profit or loss or equity for any period presented. The effect on the statement of financial position at 30 June 2013 and 31 December 2013 is set out in the table below.

Impact of amendments to accounting standards on condensed consolidated statement of financial position

	30 June 2013			31 December 2013
	As previously reported £m	Effect of amendments to IAS 32 £m	Restated £m	As reported £m	Effect of amendments to IAS 32 £m	Restated £m
Total assets	319,342	4,005	323,347	278,876	2,751	281,627
Effect analysed as:
Financial investments	192,670	800	193,470	192,961	1,066	194,027
Receivables	7,981	496	8,477	7,060	416	7,476
Prepayments and accrued income	2,704	122	2,826	2,498	137	2,635
Cash and cash equivalents	25,075	2,587	27,662	24,999	1,132	26,131

Total equity and liabilities	319,342	4,005	323,347	278,876	2,751	281,627

Total liabilities	307,978	4,005	311,983	267,859	2,751	270,610
Effect analysed as:
Payables and other financial liabilities	9,764	4,005	13,769	9,194	2,751	11,945

The change in cash and cash equivalents of £2,587 million at 30 June 2013 (31 December 2013: £1,132 million) has been presented in the condensed consolidated statement of cash flows as an increase of opening cash and cash equivalents of £1,111 million as at 1 January 2013, an increase in net cash flows from operating activities for the six months then ended of £1,397 million (year ended 31 December 2013: £8 million decrease) and an increase in the effect of exchange rate changes of £79 million (31 December 2013: £29 million). There is no impact from the adoption of these amendments on the condensed consolidated income statement, condensed consolidated statement of comprehensive income or condensed consolidated statement of changes in equity for the periods ended 30 June 2013 or 31 December 2013.
    During the period ended 30 June 2014, the Group also adopted new amendments and interpretations to IFRSs that became effective on 1 January 2014 which had no effect on these interim consolidated financial statements.

B3 - Exchange rates
The Group's principal overseas operations during the period were located within the Eurozone, Canada and Poland. The results and cash flows of these operations have been translated into sterling at the average rates for the period and the assets and liabilities have been translated at the period end rates as follows:

	6 months 2014	6 months 2013	Full Year 2013
Eurozone
Average rate (€1 equals)	£0.82	£0.85	£0.85
Period end rate (€1 equals)	£0.80	£0.86	£0.83
Canada
Average rate ($CAD1 equals)	£0.55	£0.64	£0.62
Period end rate ($CAD1 equals)	£0.55	£0.62	£0.57
Poland
Average rate (PLN1 equals)	£0.20	£0.20	£0.20
Period end rate (PLN1 equals)	£0.19	£0.20	£0.20
United States
Average rate ($US1 equals)	£0.60	£0.65	£0.64
Period end rate ($US1 equals)	£0.58	£0.66	£0.60

B4 - Subsidiaries
This note provides details of the acquisitions and disposals of subsidiaries, joint ventures and associates that the Group has made during the period, together with details of businesses held for sale at the period end.

(a) Acquisitions
There have been no material acquisitions during the period.

(b) Disposal and re-measurements of subsidiaries, joint ventures and associates
The profit on the disposal and re-measurement of subsidiaries, joint ventures and associates comprises:

	6 months 2014 £m	6 months 2013 £m	Full Year 2013 £m
Ireland - long-term business	-	88	87
Spain - long-term business	-	197	197
Malaysia	-	39	39
Russia	-	1	1
Czech Republic, Hungary and Romania	-	1	1
Italy - long-term business (see (iii) below)	(6)	(151)	(178)
Korea (see (ii) below)	2	-	(20)
Turkey - general insurance (see (c) below)	9	-	(9)
Aviva Investors (see (iv) below)	32	-	-
Poland	-	-	(4)
Indonesia (see (i) below)	(3)	-	-
Other small operations	17	5	1
Profit on disposal and remeasurement from continuing operations	51	180	115
Profit on disposal and remeasurement from discontinued operations (see (v) below)	-	91	808
Total profit on disposal and remeasurement	51	271	923

(i) Indonesia
In the second half of 2013, management decided to restructure existing operations in Indonesia and establish a new joint venture. The Indonesian operations were classified as held for sale at 31 December 2013 as Aviva's holding was to change from a 60% controlling interest which was consolidated to a 50% joint venture accounted for using equity accounting. On 17 January 2014, Aviva and PT Astra International Tbk signed an agreement to form the 50-50 joint venture (Astra Aviva Life) which completed in May 2014. A net gain of £1 million was recognised during HY14. Recycling of currency translation and investment valuation reserves of £4 million on completion resulted in an overall net loss of £3 million.

(ii) Korea
In 2013, management determined that the value of our long-term business joint venture in South Korea, Woori Aviva Life Insurance Co. Ltd, would be principally recovered through sale and it was classified as held for sale and re-measured at fair value, based on expected sales proceeds less costs to sell of £19 million.
    On 27 June 2014 the Group completed its disposal of the 47% interest for consideration of £17 million, after transaction costs. Net assets disposed of were £19 million resulting in a loss of £2 million (FY13: £20 million loss on re-measurement). Recycling of currency translation and investment valuation reserves of £4 million on completion resulted in an overall net gain during HY14 of £2 million.

B4 - Subsidiaries continued
(iii) Eurovita
In the first half of 2013, the Italian long-term business Eurovita Assicurazioni S.p.A ("Eurovita") was classified as held for sale, as a result of management determining that the value of the business would be principally recovered through sale. Finoa Srl ("Finoa"), an Italian holding company in which Aviva owns a 50% share, owns a 77.55% share of Eurovita. Following classification as held for sale, Eurovita was re-measured at fair value based on expected sales proceeds less costs to sell of £39 million with a re-measurement loss of £178 million (Aviva share: £74 million loss) at FY13.
    On 30 June 2014 Finoa disposed of its entire interest in Eurovita for gross cash consideration of £36 million. The overall loss on the sale of Finoa's 77.55% stake in Eurovita was £6 million analysed as:

6 months 2014 £m
Loss on disposal attributable to:
Aviva	4
Non-controlling interest	(10)
Total loss on disposal	(6)

Aviva's £4 million gain was calculated as follows:

6 months 2014 £m
Assets
Financial Investments	2,857
Other assets	4
Cash and cash equivalents	175
Total assets	3,036
Liabilities
Insurance liabilities	103
Liability for investment contracts	2,687
Unallocated divisible surplus	123
External borrowings	28
Other liabilities	23
Total liabilities	2,964
Net assets	72
Non-controlling interests before disposal	(44)
Group's share of net assets disposed of	28
Cash consideration received	18
Less: transaction costs attributable to Aviva	(4)
Net cash consideration	14
Loan settlement1	9
Currency translation reserve recycled to the income statement	9
Profit on disposal	4

1 A loan between Aviva and Eurovita had been provided against in 2013 as its repayment was uncertain as of 31 December 2013. However, this provision was reversed in HY14 as the loan was repaid in full upon the closing of the sale.

(iv) River Road
On 28 March 2014 Aviva Investors announced its agreement to sell US equity manager River Road Asset Management, LLC ("River Road") to Affiliated Managers Group, Inc. The sale was completed on 30 June 2014 for consideration of £74 million, after transaction costs. Assets disposed of were £42 million, comprised of £38 million of goodwill and intangibles and £4 million of other investments, resulting in a £32 million gain on disposal.

(v) Discontinued operations - US long term business
The sale of the Aviva USA business completed on 2 October 2013 and the transaction proceeds received were based on the estimated earnings and other improvements in statutory surplus over the period from 30 June 2012 to 30 September 2013. The final purchase price is subject to customary completion adjustments. The process to agree completion adjustments is on-going and is expected to complete in the second half of 2014. Until the outcome of this process is known there remains uncertainty on the final determination of the completion adjustment. The transaction resulted in a profit on disposal of £808 million in 2013, reflecting management's best estimate of the completion adjustment.

B4 - Subsidiaries continued
(c) Assets and liabilities of operations classified as held for sale
During 2014 it was determined that the value of the Group's Taiwan joint venture, First-Aviva Life Insurance Co. Ltd. ("Taiwan") , would no longer be recovered principally through a sale. As a result, the business was reclassified out of "Assets of operations held for sale" and into "Interests in, and loans to, joint ventures". As the recoverable amount at the date it ceased to be held for sale was lower than its carrying value when it was classified as held for sale, no re-measurement gain or loss was recorded following this reclassification.
      The assets and liabilities of operations classified as held for sale as at 30 June 2014 are as follows:

	6 months 2014 Total £m	6 months 2013 Total £m	Full Year 2013 Total £m
Assets
Goodwill	-	-	4
Acquired value of in-force business and intangible assets	-	496	-
Interests in, and loans to, joint ventures and associates	-	13	29
Property and equipment	1	-	-
Investment property	-	6	-
Loans	-	3,784	-
Financial investments	23	34,884	2,675
Reinsurance assets	26	712	37
Deferred acquisition costs	6	2,342	6
Other assets	29	960	196
Cash and cash equivalents	64	965	351
	149	44,162	3,298
Additional impairment to write down the disposal group to fair value less costs to sell	-	(2,450)	(185)
Total assets	149	41,712	3,113
Liabilities
Insurance liabilities	(134)	(33,332)	(238)
Liability for investment contracts	-	(4,858)	(2,710)
Unallocated divisible surplus	-	18	4
Provisions	-	(177)	(3)
Deferred tax liabilities	-	(688)	(1)
Current tax liabilities	-	(19)	-
External borrowings	-	(212)	(29)
Other liabilities	(5)	(1,852)	(46)
Total liabilities	(139)	(41,120)	(3,023)
Net assets	10	592	90

Assets held for sale as of 30 June 2014 relate to the general insurance operations in Turkey and other small operations. In the second half of 2013 management committed to sell the Turkey general insurance business. As of 31 December 2013 the business was re-measured at fair value based on an expected sales price less costs to sell of £2 million resulting in a loss on re-measurement of £9 million in FY13 following its classification as held for sale. At 30 June 2014, the business remains held for sale. In the first half of 2014, the underlying carrying value decreased from £11 million to £2 million while the fair value remained unchanged, resulting in a re-measurement gain of £9 million in HY14.

B5 - Segmental information
The Group's results can be segmented, either by activity or by geography. Our primary reporting format is along market reporting lines, with supplementary information being given by business activity. This note provides segmental information on the condensed consolidated income statement and condensed consolidated statement of financial position.
    The Group has determined its operating segments along market reporting lines. These reflect the management structure whereby a member of the Executive Management team is accountable to the Group CEO for the operating segment for which they are responsible.

United Kingdom & Ireland
The United Kingdom and Ireland comprises two operating segments - Life and General Insurance. The principal activities of our UK and Ireland Life operations are life insurance, long-term health (in the UK) and accident insurance, savings, pensions and annuity business, whilst UK and Ireland General Insurance provides insurance cover to individuals and businesses, for risks associated mainly with motor vehicles, property and liability (such as employers' liability and professional indemnity liability) and medical expenses. UK & Ireland General Insurance includes the results of our Ireland Health business.

France
The principal activities of our French operations are long-term business and general insurance. The long-term business offers a range of long-term insurance and savings products, primarily for individuals, with a focus on the unit-linked market. The general insurance business predominantly sells personal and small commercial lines insurance products through agents and a direct insurer.

Poland
Activities in Poland comprise long-term business and general insurance operations.

Italy, Spain and Other
These countries are not individually significant at a Group level, so have been aggregated into a single reporting segment in line with IFRS 8. This segment includes our operations in Italy and Spain (including Aseval up until the date of its disposal in April 2013 and Eurovita up until the date of its disposal in June 2014). The principal activities of our Italian operations are long-term business and general insurance. The long term business offers a range of long-term insurance and savings products, and the general insurance business provides motor and home insurance products to individuals, as well as small commercial risk insurance to businesses. The principal activity of the Spanish operation is the sale of long-term business, accident and health insurance and a selection of savings products. Our Other European operations include Turkey (both Life and General Insurance); the operations of Turkey General Insurance are classified as held for sale as at 30 June 2014. This segment also includes the results of our Russian and Romanian businesses until the date of their disposals in 2013.

Canada
The principal activity of the Canadian operation is general insurance. In particular it provides personal and commercial lines insurance products through a range of distribution channels.

Asia
Our activities in Asia principally comprise our long-term business operations in China, India, Singapore, Hong Kong, Vietnam, Indonesia and Taiwan. This segment also includes the results of Malaysia and South Korea until the date of their disposals (in April 2013 and June 2014 respectively). Asia also includes general insurance operations in Singapore and health operations in Indonesia.

Aviva Investors
Aviva Investors operates in most of the markets in which the Group operates, in particular the UK, France and Canada and other international businesses, managing policyholders' and shareholders' invested funds, providing investment management services for institutional pension fund mandates and managing a range of retail investment products, including investment funds, unit trusts, OEICs and ISAs. This segment also includes the results of River Road Asset Management LLC until the date of its disposal (in June 2014).

Other Group activities
Investment return on centrally held assets and head office expenses, such as Group treasury and finance functions, together with certain taxes and financing costs arising on central borrowings are included in 'Other Group activities', along with central core structural borrowings and certain tax balances in the segmental statement of financial position. The results of our reinsurance operations are also included in this segment.

Discontinued operations
In October 2013, the Group sold its US Life and annuity business and associated investment management operations ('US Life') and therefore the results of US Life up to that date are presented as discontinued operations for the comparative periods in the financial statements.

Measurement basis
The accounting policies of the segments are the same as those for the Group as a whole. Any transactions between the business segments are subject to normal commercial terms and market conditions. The Group evaluates performance of operating segments on the basis of:
(i) profit or loss from operations before tax attributable to shareholders
(ii) profit or loss from operations before tax attributable to shareholders, adjusted for non-operating items outside the segment management's control, including investment market performance and fiscal policy changes.

Page 49

B5 - Segmental information continued
(a) (i) Segmental income statement for the six month period ended 30 June 2014

		United Kingdom & Ireland			Europe
	Life2 £m	GI £m	France £m	Poland £m	Italy, Spain and Other £m	Canada £m	Asia £m	Aviva Investors2,3 £m	Other Group activities4 £m	Total £m
Gross written premiums	2,253	2,264	3,045	239	2,040	1,062	461	-	2	11,366
Premiums ceded to reinsurers	(379)	(245)	(32)	(3)	(40)	(34)	(72)	-	-	(805)
Internal reinsurance revenue	(3)	-	(1)	-	(2)	(2)	-	-	8	-
Premiums written net of reinsurance	1,871	2,019	3,012	236	1,998	1,026	389	-	10	10,561
Net change in provision for unearned premiums	(36)	17	(97)	-	(5)	(28)	(9)	-	-	(158)
Net earned premiums	1,835	2,036	2,915	236	1,993	998	380	-	10	10,403
Fee and commission income	194	89	105	69	42	7	6	127	-	639
	2,029	2,125	3,020	305	2,035	1,005	386	127	10	11,042
Net investment income/(expense)	4,331	165	3,519	73	1,534	100	82	93	(40)	9,857
Inter-segment revenue	-	-	-	-	-	-	-	67	-	67
Share of profit/(loss) of joint ventures and associates	80	-	5	2	4	-	(11)	-	-	80
Profit on the disposal and remeasurement of subsidiaries, joint ventures and associates	-	-	-	-	3	14	1	33	-	51
Segmental income1	6,440	2,290	6,544	380	3,576	1,119	458	320	(30)	21,097
Claims and benefits paid, net of recoveries from reinsurers	(3,866)	(1,404)	(2,237)	(162)	(1,480)	(598)	(191)	-	(38)	(9,976)
Change in insurance liabilities, net of reinsurance	(514)	80	(776)	(23)	(102)	(65)	(160)	-	27	(1,533)
Change in investment contract provisions	(710)	-	(1,216)	1	(803)	-	-	(93)	-	(2,821)
Change in unallocated divisible surplus	(157)	-	(1,656)	(3)	(732)	-	(28)	-	-	(2,576)
Fee and commission expense	(254)	(645)	(309)	(36)	(145)	(275)	(35)	(8)	(32)	(1,739)
Other expenses	(291)	(121)	(119)	(29)	(59)	(44)	(33)	(144)	(47)	(887)
Inter-segment expenses	(60)	(2)	-	(3)	-	(2)	-	-	-	(67)
Finance costs	(90)	(2)	(2)	-	(1)	(2)	-	(2)	(165)	(264)
Segmental expenses	(5,942)	(2,094)	(6,315)	(255)	(3,322)	(986)	(447)	(247)	(255)	(19,863)
Profit/(loss) before tax	498	196	229	125	254	133	11	73	(285)	1,234
Tax attributable to policyholders' returns	(93)	-	-	-	-	-	-	-	-	(93)
Profit/(loss) before tax attributable to shareholders' profits	405	196	229	125	254	133	11	73	(285)	1,141
Adjusted for non-operating items:
Reclassification of corporate costs and unallocated interest	-	4	8	-	-	-	-	-	(12)	-
Investment return variances and economic assumption changes on long-term business	45	-	28	(5)	(104)	-	(8)	-	-	(44)
Short-term fluctuation in return on investments backing non-long-term business	-	(7)	(44)	-	(10)	(42)	-	-	(62)	(165)
Economic assumption changes on general insurance and health business	-	66	-	-	-	1	-	-	-	67
Impairment of goodwill, joint ventures and associates	-	-	-	-	-	-	24	-	-	24
Amortisation and impairment of intangibles	13	-	-	-	7	4	-	7	7	38
Profit on the disposal and remeasurement of subsidiaries, joint ventures and associates	-	-	-	-	(3)	(14)	(1)	(33)	-	(51)
Integration and restructuring costs	14	5	1	-	-	1	-	(5)	26	42
Exceptional items	-	-	-	-	-	-	-	-	-	-
Operating profit/(loss) before tax attributable to shareholders	477	264	222	120	144	83	26	42	(326)	1,052

1 Total reported income, excluding inter-segment revenue, includes £8,228 million from the United Kingdom (Aviva plc's country of domicile). Income is attributed on the basis of geographical origin which does not differ materially    from revenue by geographical destination, as most risks are located in the countries where the contracts were written.

2 UK and Ireland Life operating profit includes £6 million relating to the UK retail fund management business. This was transferred from UK Life to Aviva Investors in May 2014. Aviva Investors operating profit includes £2 million    relating to this business post transfer.

3 Aviva Investors operating profit also includes £1 million profit relating to the Aviva Investors Pooled Pensions business.
4 Other group activities include Group Reinsurance.

B5 - Segmental information continued
(a) (ii) Segmental income statement for the six month period ended 30 June 2013

		United Kingdom & Ireland			Europe
	Life £m	GI £m	France £m	Poland £m	Italy, Spain and Other £m	Canada £m	Asia £m	Aviva Investors2 £m	Other Group activities3 £m	Continuing operations £m	Discontinued operations4 £m	Total £m
Gross written premiums	2,588	2,413	2,936	236	1,757	1,162	351	-	8	11,451	1,103	12,554
Premiums ceded to reinsurers	(400)	(248)	(28)	(4)	(38)	(32)	(63)	-	(1)	(814)	(66)	(880)
Internal reinsurance revenue	-	(4)	(3)	(1)	(7)	(4)	-	-	19	-	-	-
Premiums written net of reinsurance	2,188	2,161	2,905	231	1,712	1,126	288	-	26	10,637	1,037	11,674
Net change in provision for unearned premiums	(20)	50	(92)	(5)	3	(20)	(1)	-	(4)	(89)	-	(89)
Net earned premiums	2,168	2,211	2,813	226	1,715	1,106	287	-	22	10,548	1,037	11,585
Fee and commission income	234	100	90	27	60	21	10	126	(1)	667	5	672
	2,402	2,311	2,903	253	1,775	1,127	297	126	21	11,215	1,042	12,257
Net investment income/(expense)	2,468	131	400	(1)	629	(6)	32	70	237	3,960	1,493	5,453
Inter-segment revenue	-	-	-	-	-	-	-	55	-	55	33	88
Share of (loss)/profit of joint ventures and associates	(29)	-	4	1	3	-	7	-	-	(14)	-	(14)
Profit on the disposal and remeasurement of subsidiaries, joint ventures and associates	88	-	-	-	53	-	39	-	-	180	91	271
Segmental income1	4,929	2,442	3,307	253	2,460	1,121	375	251	258	15,396	2,659	18,055
Claims and benefits paid, net of recoveries from reinsurers	(4,550)	(1,440)	(2,344)	(180)	(2,030)	(639)	(258)	-	(17)	(11,458)	(1,434)	(12,892)
Change in insurance liabilities, net of reinsurance	2,381	92	(810)	45	252	(34)	10	-	(27)	1,909	(140)	1,769
Change in investment contract provisions	(1,505)	-	(410)	3	21	-	-	(70)	-	(1,961)	(28)	(1,989)
Change in unallocated divisible surplus	(288)	-	883	20	(34)	-	4	-	-	585	-	585
Fee and commission expense	(343)	(733)	(276)	(28)	(154)	(313)	(47)	(12)	(403)	(2,309)	(335)	(2,644)
Other expenses	(290)	(138)	(121)	(24)	(139)	(69)	(33)	(160)	(233)	(1,207)	(192)	(1,399)
Inter-segment expenses	(48)	(2)	-	(3)	-	(2)	-	-	-	(55)	(33)	(88)
Finance costs	(104)	(4)	(4)	-	(2)	(4)	-	(3)	(174)	(295)	(10)	(305)
Segmental expenses	(4,747)	(2,225)	(3,082)	(167)	(2,086)	(1,061)	(324)	(245)	(854)	(14,791)	(2,172)	(16,963)
Profit/(loss) before tax	182	217	225	86	374	60	51	6	(596)	605	487	1,092
Tax attributable to policyholders' returns	7	-	-	-	-	-	11	-	-	18	-	18
Profit/(loss) before tax attributable to shareholders' profits	189	217	225	86	374	60	62	6	(596)	623	487	1,110
Adjusted for non-operating items:
Reclassification of corporate costs and unallocated interest	1	3	11	-	-	-	-	-	(15)	-	-	-
Investment return variances and economic assumption changes on long-term business	312	-	(58)	2	(230)	-	(24)	-	-	2	(279)	(277)
Short-term fluctuation in return on investments backing non-long- term business	-	47	36	-	13	77	-	-	133	306	-	306
Economic assumption changes on general insurance and health business	-	(26)	-	-	-	-	-	-	(1)	(27)	-	(27)
Impairment of goodwill, joint ventures and associates	-	-	-	-	48	-	29	-	-	77	-	77
Amortisation and impairment of intangibles	9	-	-	-	9	6	1	11	7	43	6	49
Profit on the disposal and remeasurement of subsidiaries, joint ventures and associates	(88)	-	-	-	(53)	-	(39)	-	-	(180)	(91)	(271)
Integration and restructuring costs	19	12	2	1	4	4	3	15	104	164	2	166
Operating profit/(loss) before tax attributable to shareholders	442	253	216	89	165	147	32	32	(368)	1,008	125	1,133

1 Total reported income, excluding inter-segment revenue, includes £7,012 million from the United Kingdom (Aviva plc's country of domicile). Income is attributed on the basis of geographical origin which does not differ materially    from revenue by geographical destination, as most risks are located in the countries where the contracts were written.

2 Aviva Investors operating profit includes £1 million profit relating to the Aviva Investors Pooled Pensions business.
3 Other group activities include Group Reinsurance..
4 Discontinued operations represent the results of the US life and related internal asset management businesses (US Life) until the date of disposal (2 October 2013).

B5 - Segmental information continued
(a) (iii) Segmental income statement for the year ended 31 December 2013

		United Kingdom & Ireland			Europe
	Life £m	GI £m	France £m	Poland £m	Italy, Spain and Other £m	Canada £m	Asia £m	Aviva Investors2 £m	Other Group activities3 £m	Continuing operations £m	Discontinued operations4 £m	Total £m
Gross written premiums	4,971	4,664	5,634	484	3,277	2,318	678	-	9	22,035	1,589	23,624
Premiums ceded to reinsurers	(743)	(455)	(63)	(6)	(79)	(60)	(146)	-	6	(1,546)	(100)	(1,646)
Internal reinsurance revenue	-	(9)	(6)	(3)	(5)	(8)	-	-	31	-	-	-
Premiums written net of reinsurance	4,228	4,200	5,565	475	3,193	2,250	532	-	46	20,489	1,489	21,978
Net change in provision for unearned premiums	(9)	185	(25)	(2)	31	(54)	8	-	-	134	-	134
Net earned premiums	4,219	4,385	5,540	473	3,224	2,196	540	-	46	20,623	1,489	22,112
Fee and commission income	424	198	190	60	115	40	14	238	-	1,279	28	1,307
	4,643	4,583	5,730	533	3,339	2,236	554	238	46	21,902	1,517	23,419
Net investment income/(expense)	6,898	293	3,332	180	1,628	17	40	148	(27)	12,509	2,340	14,849
Inter-segment revenue	-	-	-	-	-	-	-	143	-	143	49	192
Share of profit of joint ventures and associates	88	-	8	3	6	-	15	-	-	120	-	120
Profit/(loss) on the disposal and remeasurement of subsidiaries, joint ventures and associates	87	-	-	(4)	13	-	19	-	-	115	808	923
Segmental income1	11,716	4,876	9,070	712	4,986	2,253	628	529	19	34,789	4,714	39,503
Claims and benefits paid, net of recoveries from reinsurers	(8,960)	(2,818)	(4,858)	(363)	(3,222)	(1,342)	(489)	-	(41)	(22,093)	(2,037)	(24,130)
Change in insurance liabilities, net of reinsurance	4,102	119	(1,618)	(103)	(2)	(42)	92	-	(55)	2,493	(312)	2,181
Change in investment contract provisions	(4,829)	-	(1,725)	34	(386)	-	-	(144)	-	(7,050)	(31)	(7,081)
Change in unallocated divisible surplus	199	-	426	16	(363)	-	2	-	-	280	-	280
Fee and commission expense	(598)	(1,479)	(554)	(60)	(286)	(620)	(61)	(23)	(294)	(3,975)	(438)	(4,413)
Other expenses	(370)	(301)	(280)	(51)	(214)	(136)	(73)	(446)	(349)	(2,220)	(293)	(2,513)
Inter-segment expenses	(129)	(4)	-	(7)	-	(3)	-	-	-	(143)	(49)	(192)
Finance costs	(224)	(6)	(4)	-	(4)	(6)	-	(5)	(360)	(609)	(16)	(625)
Segmental expenses	(10,809)	(4,489)	(8,613)	(534)	(4,477)	(2,149)	(529)	(618)	(1,099)	(33,317)	(3,176)	(36,493)
Profit/(loss) before tax	907	387	457	178	509	104	99	(89)	(1,080)	1,472	1,538	3,010
Tax attributable to policyholders' returns	(190)	-	-	-	-	-	(1)	-	-	(191)	-	(191)
Profit/(loss) before tax attributable to shareholders' profits	717	387	457	178	509	104	98	(89)	(1,080)	1,281	1,538	2,819
Adjusted for non-operating items:
Reclassification of corporate costs and unallocated interest	-	7	21	-	-	-	-	-	(28)	-	-	-
Investment return variances and economic assumption changes on long-term business	414	-	(70)	1	(267)	-	(29)	-	-	49	(452)	(403)
Short-term fluctuation in return on investments backing non-long-term business	-	74	15	-	12	122	-	-	113	336	-	336
Economic assumption changes on general insurance and health business	-	(28)	-	-	-	(4)	-	-	(1)	(33)	-	(33)
Impairment of goodwill, joint ventures and associates	-	-	-	-	48	-	29	-	-	77	-	77
Amortisation and impairment of intangibles	21	1	-	-	17	15	1	22	14	91	9	100
(Profit)/loss on the disposal and remeasurement of subsidiaries, joint ventures and associates	(87)	-	-	4	(13)	-	(19)	-	-	(115)	(808)	(923)
Integration and restructuring costs	59	24	25	1	8	9	7	41	189	363	3	366
Operating profit/(loss) before tax attributable to shareholders	1,124	465	448	184	314	246	87	(26)	(793)	2,049	290	2,339

1 Total reported income, excluding inter-segment revenue, includes £15,862 million from the United Kingdom (Aviva plc's country of domicile). Income is attributed on the basis of geographical origin which does not differ materially    from revenue by geographical destination, as most risks are located in the countries where the contracts were written.

2 Aviva Investors operating profit includes £2 million profit relating to the Aviva Investors Pooled Pensions business.
3 Other group activities include Group Reinsurance.
4 Discontinued operations represent the results of the US life and related internal asset management businesses (US Life) until the date of disposal (2 October 2013).

B5 - Segmental information continued
(a) (iv) Segmental statement of financial position as at 30 June 2014

		United Kingdom & Ireland			Europe
	Life £m	GI £m	France £m	Poland £m	Italy, Spain and Other £m	Canada £m	Asia £m	Aviva Investors £m	Other Group activities £m	Total £m
Goodwill	-	1,034	-	8	254	20	48	-	-	1,364
Acquired value of in-force business and intangible assets	130	2	108	7	605	43	2	31	37	965
Interests in, and loans to, joint ventures and associates	1,006	-	148	10	97	14	313	-	-	1,588
Property and equipment	12	20	220	3	5	10	3	1	12	286
Investment property	5,530	7	1,629	-	2	-	-	1,021	458	8,647
Loans	21,917	86	791	-	11	134	28	-	-	22,967
Financial investments	91,484	4,749	67,221	2,866	20,689	3,388	2,843	683	3,684	197,607
Deferred acquisition costs	1,305	451	233	24	92	265	5	9	-	2,384
Other assets	19,691	4,036	11,073	298	1,929	974	390	634	3,879	42,904
Assets of operations classified as held for sale	-	-	-	-	140	-	-	-	9	149
Total assets	141,075	10,385	81,423	3,216	23,824	4,848	3,632	2,379	8,079	278,861
Insurance liabilities
Long-term business and outstanding claims provisions	68,093	5,521	16,339	2,553	9,287	2,328	2,294	-	39	106,454
Unearned premiums	284	2,064	483	41	293	1,082	54	-	1	4,302
Other insurance liabilities	-	83	47	-	1	91	-	-	2	224
Liability for investment contracts	54,830	-	49,172	13	9,767	-	-	1,781	-	115,563
Unallocated divisible surplus	2,008	-	5,749	73	918	-	175	-	-	8,923
Net asset value attributable to unitholders	87	-	3,073	-	317	-	-	-	5,986	9,463
External borrowings	2,054	-	-	-	56	-	-	-	4,834	6,944
Other liabilities, including inter-segment liabilities	7,639	(2,640)	4,396	129	794	308	343	327	4,000	15,296
Liabilities of operations classified as held for sale	-	-	-	-	138	-	-	-	1	139
Total liabilities	134,995	5,028	79,259	2,809	21,571	3,809	2,866	2,108	14,863	267,308
Total equity										11,553
Total equity and liabilities										278,861

B5 - Segmental information continued
(a) (v) Segmental statement of financial position as at 30 June 2013 - (Restated)

		United Kingdom & Ireland			Europe
	Life1 £m	GI1 £m	France1 £m	Poland £m	Italy, Spain and Other £m	Canada1 £m	Asia1 £m	Aviva Investors £m	United States £m	Other Group activities £m	Total £m
Goodwill	-	1,043	-	9	314	51	58	29	-	-	1,504
Acquired value of in-force business and intangible assets	125	3	131	9	661	56	4	57	-	49	1,095
Interests in, and loans to, joint ventures and associates	957	-	158	11	112	-	260	4	-	-	1,502
Property and equipment	84	21	232	2	7	21	5	1	-	22	395
Investment property	6,629	8	1,531	-	2	-	-	1,016	-	646	9,832
Loans	22,871	343	869	-	25	86	31	-	-	-	24,225
Financial investments	90,929	4,211	64,579	2,817	20,431	3,709	2,970	774	-	3,050	193,470
Deferred acquisition costs	1,317	511	234	21	118	282	5	-	-	-	2,488
Other assets	17,506	5,013	14,983	223	2,131	1,205	404	530	-	5,129	47,124
Assets of operations classified as held for sale	-	-	-	-	2,882	-	13	-	38,808	9	41,712
Total assets	140,418	11,153	82,717	3,092	26,683	5,410	3,750	2,411	38,808	8,905	323,347
Insurance liabilities
Long-term business and outstanding claims provisions	69,335	5,751	15,829	2,466	9,792	2,598	2,384	-	-	46	108,201
Unearned premiums	259	2,240	483	46	344	1,163	70	-	-	5	4,610
Other insurance liabilities	-	87	60	-	1	99	-	-	-	2	249
Liability for investment contracts	51,386	-	50,031	44	9,953	-	-	1,871	-	-	113,285
Unallocated divisible surplus	2,347	-	3,959	67	34	-	162	-	-	-	6,569
Net asset value attributable to unitholders	320	-	4,506	-	341	-	-	-	-	7,173	12,340
External borrowings	2,720	-	-	-	71	-	-	-	-	5,463	8,254
Other liabilities, including inter-segment liabilities	7,786	(3,762)	5,607	113	868	413	321	304	-	5,705	17,355
Liabilities of operations classified as held for sale	-	-	-	-	2,834	-	-	-	38,285	1	41,120
Total liabilities	134,153	4,316	80,475	2,736	24,238	4,273	2,937	2,175	38,285	18,395	311,983
Total equity											11,364
Total equity and liabilities											323,347

1 The statement of financial position has been restated following the adoption of amendments to 'IAS 32: Financial Instruments: Presentation'. Refer to note B2 for further information.

B5 - Segmental information continued
(a) (vi) Segmental statement of financial position as at 31 December 2013 - (Restated)

		United Kingdom & Ireland			Europe
	Life1 £m	GI1 £m	France1 £m	Poland £m	Italy, Spain and Other £m	Canada1 £m	Asia1 £m	Aviva Investors £m	Other Group activities £m	Total £m
Goodwill	-	1,039	-	9	303	49	49	27	-	1,476
Acquired value of in-force business and intangible assets	148	2	122	8	637	58	2	48	43	1,068
Interests in, and loans to, joint ventures and associates	1,001	-	153	9	94	-	210	-	-	1,467
Property and equipment	22	20	229	2	5	12	4	1	18	313
Investment property	6,364	7	1,545	-	2	-	-	982	551	9,451
Loans	22,629	270	852	-	23	76	29	-	-	23,879
Financial investments	90,646	4,696	65,601	3,045	20,469	3,402	2,756	687	2,725	194,027
Deferred acquisition costs	1,316	456	229	23	100	268	4	-	1	2,397
Other assets	19,620	4,167	11,051	220	1,967	1,081	343	532	5,455	44,436
Assets of operations classified as held for sale	-	-	-	-	3,042	-	62	-	9	3,113
Total assets	141,746	10,657	79,782	3,316	26,642	4,946	3,459	2,277	8,802	281,627
Insurance liabilities
Long-term business and outstanding claims provisions	67,484	5,657	16,185	2,640	9,575	2,372	2,142	-	45	106,100
Unearned premiums	248	2,094	404	43	298	1,088	50	-	1	4,226
Other insurance liabilities	-	84	50	-	1	92	-	-	2	229
Liability for investment contracts	54,679	-	49,856	14	9,750	-	-	1,759	-	116,058
Unallocated divisible surplus	1,857	-	4,292	72	342	-	150	-	-	6,713
Net asset value attributable to unitholders	287	-	3,032	-	324	-	-	-	6,719	10,362
External borrowings	2,620	-	-	-	72	-	-	-	5,127	7,819
Other liabilities, including inter-segment liabilities	8,489	(3,337)	3,782	114	963	411	354	272	5,032	16,080
Liabilities of operations classified as held for sale	-	-	-	-	3,003	-	20	-	-	3,023
Total liabilities	135,664	4,498	77,601	2,883	24,328	3,963	2,716	2,031	16,926	270,610
Total equity										11,017
Total equity and liabilities										281,627

1 The statement of financial position has been restated following the adoption of amendments to 'IAS 32: Financial Instruments: Presentation'. Refer to note B2 for further information.

(b) Further analysis by products and services
The Group's results can be further analysed by products and services which comprise long-term business, general insurance and health, fund management and other activities.

Long-term business
Our long-term business comprises life insurance, long-term health and accident insurance, savings, pensions and annuity business written by our life insurance subsidiaries, including managed pension fund business and our share of the other life and related business written in our associates and joint ventures, as well as lifetime mortgage business written in the UK.

General insurance and health
Our general insurance and health business provides insurance cover to individuals and to small and medium sized businesses, for risks associated mainly with motor vehicles, property and liability, such as employers' liability and professional indemnity liability, and medical expenses.

Fund management
Our fund management business invests policyholders' and shareholders' funds, provides investment management services for institutional pension fund mandates and manages a range of retail investment products, including investment funds, unit trusts, OEICs and ISAs. Clients include Aviva Group businesses and third-party financial institutions, pension funds, public sector organisations, investment professionals and private investors.

Other
Other includes service companies, head office expenses, such as Group treasury and finance functions, and certain financing costs and taxes not allocated to business segments.

B5 - Segmental information continued
(b) (i) Segmental income statement - products and services for the six month period ended 30 June 2014

	Long-term business £m	General insurance and health2 £m	Fund management £m	Other £m	Total £m
Gross written premiums1	6,734	4,632	-	-	11,366
Premiums ceded to reinsurers	(462)	(343)	-	-	(805)
Premiums written net of reinsurance	6,272	4,289	-	-	10,561
Net change in provision for unearned premiums	-	(158)	-	-	(158)
Net earned premiums	6,272	4,131	-	-	10,403
Fee and commission income	348	35	144	112	639
	6,620	4,166	144	112	11,042
Net investment income/(expense)	9,546	363	2	(54)	9,857
Inter-segment revenue	-	-	66	-	66
Share of profit of joint ventures and associates	79	1	-	-	80
(Loss)/profit on the disposal and remeasurement of subsidiaries, joint ventures and associates	(5)	9	33	14	51
Segmental income	16,240	4,539	245	72	21,096
Claims and benefits paid, net of recoveries from reinsurers	(7,172)	(2,804)	-	-	(9,976)
Change in insurance liabilities, net of reinsurance	(1,543)	10	-	-	(1,533)
Change in investment contract provisions	(2,821)	-	-	-	(2,821)
Change in unallocated divisible surplus	(2,576)	-	-	-	(2,576)
Fee and commission expense	(543)	(1,116)	(10)	(70)	(1,739)
Other expenses	(410)	(209)	(153)	(115)	(887)
Inter-segment expenses	(60)	(6)	-	-	(66)
Finance costs	(89)	(5)	(2)	(168)	(264)
Segmental expenses	(15,214)	(4,130)	(165)	(353)	(19,862)
Profit/(loss) before tax from continuing operations	1,026	409	80	(281)	1,234
Tax attributable to policyholder returns	(93)	-	-	-	(93)
Profit/(loss) before tax attributable to shareholders' profits	933	409	80	(281)	1,141
Adjusted for:
Non-operating items from continuing operations	21	(6)	(32)	(72)	(89)
Operating profit/(loss) before tax attributable to shareholders' profits from continuing operations	954	403	48	(353)	1,052
Operating profit/(loss) before tax attributable to shareholders' profits from discontinued operations	-	-	-	-	-
Operating profit/(loss) before tax attributable to shareholders' profits	954	403	48	(353)	1,052

1 Gross written premiums include inward reinsurance premiums assumed from other companies amounting to £102 million, of which £62 million relates to property and liability insurance and £40 million relates to long-term business.

2 General insurance and health business segment includes gross written premiums of £646 million relating to health business. The remaining business relates to property and liability insurance.

B5 - Segmental information continued
(b) (ii) Segmental income statement - products and services for the six month period ended 30 June 2013

	Long-term business £m	General insurance and health2 £m	Fund management £m	Other £m	Total £m
Gross written premiums1	6,553	4,898	-	-	11,451
Premiums ceded to reinsurers	(465)	(349)	-	-	(814)
Premiums written net of reinsurance	6,088	4,549	-	-	10,637
Net change in provision for unearned premiums	-	(89)	-	-	(89)
Net earned premiums	6,088	4,460	-	-	10,548
Fee and commission income	338	41	159	129	667
	6,426	4,501	159	129	11,215
Net investment income/(expense)	3,615	125	2	218	3,960
Inter-segment revenue	-	-	48	-	48
Share of (loss)/profit of joint ventures and associates	(15)	1	-	-	(14)
Profit on the disposal and remeasurement of subsidiaries, joint ventures and associates	175	-	-	5	180
Segmental income	10,201	4,627	209	352	15,389
Claims and benefits paid, net of recoveries from reinsurers	(8,573)	(2,885)	-	-	(11,458)
Change in insurance liabilities, net of reinsurance	1,917	(8)	-	-	1,909
Change in investment contract provisions	(1,961)	-	-	-	(1,961)
Change in unallocated divisible surplus	585	-	-	-	585
Fee and commission expense	(620)	(1,251)	(22)	(416)	(2,309)
Other expenses	(451)	(215)	(169)	(372)	(1,207)
Inter-segment expenses	(44)	(4)	-	-	(48)
Finance costs	(102)	(6)	(2)	(185)	(295)
Segmental expenses	(9,249)	(4,369)	(193)	(973)	(14,784)
Profit/(loss) before tax from continuing operations	952	258	16	(621)	605
Tax attributable to policyholder returns	18	-	-	-	18
Profit/(loss) before tax attributable to shareholders' profits	970	258	16	(621)	623
Adjusted for:
Non-operating items from continuing operations	(60)	170	26	249	385
Operating profit/(loss) before tax attributable to shareholders' profits from continuing operations	910	428	42	(372)	1,008
Operating profit/(loss) before tax attributable to shareholders' profits from discontinued operations3	111	-	22	(8)	125
Operating profit/(loss) before tax attributable to shareholders' profits	1,021	428	64	(380)	1,133

1 Gross written premiums include inward reinsurance premiums assumed from other companies amounting to £85 million, of which £30 million relates to property and liability insurance and £55 million relates to long-term business.

2 General insurance and health business segment includes gross written premiums of £650 million relating to health business. The remaining business relates to property and liability insurance.
3 Discontinued operations represent the results of the US life and related internal asset management businesses (US Life) until the date of disposal (2 October 2013).

B5 - Segmental information continued
(b) (iii) Segmental income statement - products and services for the year ended 31 December 2013

	Long-term business £m	General insurance and health2 £m	Fund management £m	Other £m	Total £m
Gross written premiums1	12,674	9,361	-	-	22,035
Premiums ceded to reinsurers	(905)	(641)	-	-	(1,546)
Premiums written net of reinsurance	11,769	8,720	-	-	20,489
Net change in provision for unearned premiums	-	134	-	-	134
Net earned premiums	11,769	8,854	-	-	20,623
Fee and commission income	656	80	292	251	1,279
	12,425	8,934	292	251	21,902
Net investment income/(expense)	12,184	349	3	(27)	12,509
Inter-segment revenue	-	-	143	-	143
Share of profit of joint ventures and associates	117	3	-	-	120
Profit/(loss) on the disposal and remeasurement of subsidiaries, joint ventures and associates	125	(10)	-	-	115
Segmental income	24,851	9,276	438	224	34,789
Claims and benefits paid, net of recoveries from reinsurers	(16,333)	(5,760)	-	-	(22,093)
Change in insurance liabilities, net of reinsurance	2,519	(26)	-	-	2,493
Change in investment contract provisions	(7,050)	-	-	-	(7,050)
Change in unallocated divisible surplus	280	-	-	-	280
Fee and commission expense	(1,078)	(2,492)	(34)	(371)	(3,975)
Other expenses	(764)	(495)	(369)	(592)	(2,220)
Inter-segment expenses	(134)	(9)	-	-	(143)
Finance costs	(219)	(11)	(4)	(375)	(609)
Segmental expenses	(22,779)	(8,793)	(407)	(1,338)	(33,317)
Profit/(loss) before tax from continuing operations	2,072	483	31	(1,114)	1,472
Tax attributable to policyholder returns	(191)	-	-	-	(191)
Profit/(loss) before tax attributable to shareholders' profits	1,881	483	31	(1,114)	1,281
Adjusted for:
Non-operating items from continuing operations	20	314	62	372	768
Operating profit/(loss) before tax attributable to shareholders' profits from continuing operations	1,901	797	93	(742)	2,049
Operating profit/(loss) before tax attributable to shareholders' profits from discontinued operations3	272	-	31	(13)	290
Operating profit/(loss) before tax attributable to shareholders' profits	2,173	797	124	(755)	2,339

1 Gross written premiums include inward reinsurance premiums assumed from other companies amounting to £246 million, of which £142 million relates to property and liability insurance and £104 million relates to lopng term    business.

2 General insurance and health business segment includes gross written premiums of £1,196 million relating to health business. The remaining business relates to property and liability insurance.
3 Discontinued operations represent the results of the US life and related internal asset management businesses (US Life) until the date of disposal (2 October 2013).

B5 - Segmental information continued
(c) (i) Segmental statement of financial position - products and services as at 30 June 2014

	Long-term business £m	General insurance and health £m	Fund management £m	Other £m	Total £m
Goodwill	277	1,044	-	43	1,364
Acquired value of in-force business and intangible assets	731	155	31	48	965
Interests in, and loans to, joint ventures and associates	1,560	15	-	13	1,588
Property and equipment	172	89	1	24	286
Investment property	8,057	135	-	455	8,647
Loans	22,746	221	-	-	22,967
Financial investments	183,329	10,724	34	3,520	197,607
Deferred acquisition costs	1,510	865	9	-	2,384
Other assets	31,193	5,963	502	5,246	42,904
Assets of operations classified as held for sale	-	149	-	-	149
Total assets	249,575	19,360	577	9,349	278,861
Gross insurance liabilities	96,740	14,240	-	-	110,980
Gross liabilities for investment contracts	115,563	-	-	-	115,563
Unallocated divisible surplus	8,923	-	-	-	8,923
Net asset value attributable to unitholders	3,477	-	-	5,986	9,463
External borrowings	2,110	-	-	4,834	6,944
Other liabilities, including inter-segment liabilities	11,559	(1,776)	315	5,198	15,296
Liabilities of operations classified as held for sale	-	139	-	-	139
Total liabilities	238,372	12,603	315	16,018	267,308
Total equity					11,553
Total equity and liabilities					278,861

(c) (ii) Segmental statement of financial position - products and services as at 30 June 2013 - (Restated1)
	Long-term business £m	General insurance and health £m	Fund management £m	Other £m	Total £m
Goodwill	341	1,060	29	74	1,504
Acquired value of in-force business and intangible assets	802	158	57	78	1,095
Interests in, and loans to, joint ventures and associates	1,492	6	4	-	1,502
Property and equipment	253	105	1	36	395
Investment property	9,041	145	-	646	9,832
Loans	23,785	429	-	11	24,225
Financial investments	179,880	10,634	29	2,927	193,470
Deferred acquisition costs	1,521	955	12	-	2,488
Other assets	32,489	5,790	505	8,340	47,124
Assets of operations classified as held for sale	41,665	9	38	-	41,712
Total assets	291,269	19,291	675	12,112	323,347
Gross insurance liabilities	97,754	15,306	-	-	113,060
Gross liabilities for investment contracts	113,285	-	-	-	113,285
Unallocated divisible surplus	6,569	-	-	-	6,569
Net asset value attributable to unitholders	5,167	-	-	7,173	12,340
External borrowings	2,776	-	-	5,478	8,254
Other liabilities, including inter-segment liabilities	12,653	(2,988)	382	7,308	17,355
Liabilities of operations classified as held for sale	40,912	1	13	194	41,120
Total liabilities	279,116	12,319	395	20,153	311,983
Total equity					11,364
Total equity and liabilities					323,347

1 The statement of financial position has been restated following the adoption of amendments to 'IAS 32: Financial Instruments: Presentation'. Refer to note B2 for further information.

B5 - Segmental information continued
(c) (iii) Segmental statement of financial position - products and services as at 31 December 2013 - (Restated1)

	Long-term business £m	General insurance and health £m	Fund management £m	Other £m	Total £m
Goodwill	328	1,048	27	73	1,476
Acquired value of in-force business and intangible assets	791	160	48	69	1,068
Interests in, and loans to, joint ventures and associates	1,462	5	-	-	1,467
Property and equipment	187	91	1	34	313
Investment property	8,760	140	-	551	9,451
Loans	23,523	346	-	10	23,879
Financial investments	180,694	10,742	35	2,556	194,027
Deferred acquisition costs	1,525	862	10	-	2,397
Other assets	31,328	4,845	459	7,804	44,436
Assets of operations classified as held for sale	2,949	164	-	-	3,113
Total assets	251,547	18,403	580	11,097	281,627
Gross insurance liabilities	96,153	14,402	-	-	110,555
Gross liabilities for investment contracts	116,058	-	-	-	116,058
Unallocated divisible surplus	6,713	-	-	-	6,713
Net asset value attributable to unitholders	3,643	-	-	6,719	10,362
External borrowings	2,678	-	-	5,141	7,819
Other liabilities, including inter-segment liabilities	12,019	(2,574)	346	6,289	16,080
Liabilities of operations classified as held for sale	2,881	142	-	-	3,023
Total liabilities	240,145	11,970	346	18,149	270,610
Total equity					11,017
Total equity and liabilities					281,627

1 The statement of financial position has been restated following the adoption of amendments to 'IAS 32: Financial Instruments: Presentation'. Refer to note B2 for further information.

B6 - Tax
This note analyses the tax charge for the period and explains the factors that affect it.

(a) Tax charged/(credited) to the income statement
(i) The total tax charge comprises:

	6 months 2014 £m	6 month 2013 £m	Full Year 2013 £m
Current tax
For the period	270	212	517
Prior period adjustments	-	(2)	13
Total current tax from continuing operations	270	210	530
Deferred tax
Origination and reversal of temporary differences	115	(13)	63
Changes in tax rates or tax laws	(3)	-	(13)
Write-(back)/down of deferred tax assets	(11)	2	14
Total deferred tax from continuing operations	101	(11)	64
Total tax charged to income statement from continuing operations	371	199	594
Total tax charged to income statement from discontinued operations	-	117	265
Total tax charged to income statement	371	316	859

(ii) The Group, as a proxy for policyholders in the UK, Ireland and Singapore, is required to record taxes on investment income and gains each year. Accordingly, the tax benefit or expense attributable to UK, Ireland and Singapore insurance policyholder returns is included in the tax charge. The tax charge attributable to policyholders' returns included in the charge above is £93 million (HY13: £18 million credit; FY13: £191 million charge).

(iii) The tax charge/(credit) can be analysed as follows:

	6 months 2014 £m	6 months 2013 £m	Full Year 2013 £m
UK tax	131	(57)	76
Overseas tax	240	373	783
	371	316	859

(b) Tax charged/(credited) to other comprehensive income
(i) The total tax charge/(credit) comprises:

	6 months 2014 £m	6 months 2013 £m	Full Year 2013 £m
Current tax from continuing operations
In respect of pensions and other post-retirement obligations	(38)	(7)	(15)
In respect of foreign exchange movements	(7)	20	6
	(45)	13	(9)
Deferred tax from continuing operations
In respect of pensions and other post-retirement obligations	105	(58)	(110)
In respect of fair value gains on owner-occupied properties	-	-	-
In respect of unrealised gains on investments	13	(3)	8
	118	(61)	(102)
Tax charged/(credited) to other comprehensive income arising from continuing operations	73	(48)	(111)
Tax credited to other comprehensive income arising from discontinued operations	-	(126)	(169)
Total tax charged/(credited) to other comprehensive income	73	(174)	(280)

B6 - Tax continued
(c) Tax credited to equity
Tax credited directly to equity in the period in respect of coupon payments on direct capital instruments and fixed rate tier 1 notes amounted to £4 million (HY13: £4 million; FY13: £22 million). In addition, at 31 December 2013, tax of £30 million was credited to equity in respect of the recycling of the currency translation reserve to the income statement on the sale of Aviva USA Corporation.

(d) Tax reconciliation
The tax on the Group's profit/(loss) before tax differs from the theoretical amount that would arise using the tax rate of the home country of the Company as follows:

	Shareholder £m	Policyholder £m	6 months 2014 £m	Shareholder £m	Policyholder £m	6 months 2013 £m	Shareholder £m	Policyholder £m	Full Year 2013 £m
Total profit/(loss) before tax	1,141	93	1,234	1,110	(18)	1,092	2,819	191	3,010

Tax calculated at standard UK corporation tax rate of 21.5% (2013: 23.25%)	245	20	265	258	(4)	254	656	44	700
Reconciling items
Different basis of tax - policyholders	-	73	73	-	(14)	(14)	-	147	147
Adjustment to tax charge in respect of prior periods	(16)	-	(16)	1	-	1	(18)	-	(18)
Non-assessable income and items not taxed at the full statutory rate	(25)	-	(25)	(38)	-	(38)	(54)	-	(54)
Non-taxable loss/(profit) on sale of subsidiaries and associates	3	-	3	(64)	-	(64)	(154)	-	(154)
Disallowable expenses	25	-	25	55	-	55	98	-	98
Different local basis of tax on overseas profits	77	-	77	110	-	110	184	-	184
Change in future local statutory tax rates	(3)	-	(3)	-	-	-	(9)	-	(9)
Movement in deferred tax not recognised	(22)	-	(22)	21	-	21	(21)	-	(21)
Tax effect of profit from joint ventures and associates	(4)	-	(4)	(9)	-	(9)	(10)	-	(10)
Other	(2)	-	(2)	-	-	-	(4)	-	(4)
Total tax charged/(credited) to income statement	278	93	371	334	(18)	316	668	191	859

The tax charge/(credit) attributable to policyholders' returns is removed from the Group's total profit before tax in arriving at the Group's profit before tax attributable to shareholders' profits. As the net of tax profit attributable to with-profit and unit-linked policyholders is zero, the Group's pre-tax profit/(loss) attributable to policyholders is an amount equal and opposite to the tax charge/(credit) attributable to policyholders included in the total tax charge. The difference between the policyholder tax charge/(credit) and the impact of this item in the tax reconciliation can be explained as follows:

	6 months 2014 £m	6 months 2013 £m	Full Year 2013 £m
Tax attributable to policyholder returns	93	(18)	191
UK corporation tax at a rate of 21.5% (2013: 23.25%) in respect of the policyholder tax deduction	(20)	4	(44)
Different basis of tax - policyholders per tax reconciliation	73	(14)	147

Legislation was substantively enacted in July 2013 to reduce the main rate of UK corporation tax to 21% from 1 April 2014, with a further reduction to 20% from 1 April 2015. The 20% rate has been used in the calculation of the UK's deferred tax assets and liabilities as at 30 June 2014.

B7 - Earnings per share
(a) Basic earnings per share
(i) The profit/(loss) attributable to ordinary shareholders is:

			6 months 2014			6 months 2013			Full Year 2013
Continuing operations	Operating profit £m	Non-operating items £m	Total £m	Operating profit £m	Non-operating items £m	Total £m	Operating profit £m	Non-operating items £m	Total £m
Profit/(loss) before tax attributable to shareholders' profits	1,052	89	1,141	1,008	(385)	623	2,049	(768)	1,281
Tax attributable to shareholders' profit/(loss)	(253)	(25)	(278)	(296)	79	(217)	(534)	131	(403)
Profit/(loss) for the period	799	64	863	712	(306)	406	1,515	(637)	878
Amount attributable to non-controlling interests	(84)	(24)	(108)	(93)	10	(83)	(174)	31	(143)
Cumulative preference dividends for the period	(9)	-	(9)	(9)	-	(9)	(17)	-	(17)
Coupon payments in respect of direct capital instruments (DCI) and fixed rate tier 1 notes (net of tax)	(12)	-	(12)	(13)	-	(13)	(70)	-	(70)
Profit attributable to ordinary shareholders from continuing operations	694	40	734	597	(296)	301	1,254	(606)	648
Profit attributable to ordinary shareholders from discontinued operations	-	-	-	102	268	370	207	1,066	1,273
Profit/(loss) attributable to ordinary shareholders	694	40	734	699	(28)	671	1,461	460	1,921

(ii) Basic earnings per share is calculated as follows:

			6 months 2014			6 months 2013			Full Year 2013
Continuing operations	Before tax £m	Net of tax, non-controlling interests, preference dividends and DCI1 £m	Per share p	Before tax £m	Net of tax, non-controlling interests, preference dividends and DCI1 £m	Per share p	Before tax £m	Net of tax, non-controlling interests, preference dividends and DCI1 £m	Per share p
Operating profit attributable to ordinary shareholders	1,052	694	23.6	1,008	597	20.3	2,049	1,254	42.6
Non-operating items:
Investment return variances and economic assumption changes on long-term business	44	-	-	(2)	(115)	(3.9)	(49)	(142)	(4.8)
Short-term fluctuation in return on investments backing non-long-term business	165	119	4.0	(306)	(227)	(7.7)	(336)	(254)	(8.6)
Economic assumption changes on general insurance and health business	(67)	(52)	(1.8)	27	21	0.7	33	27	0.9
Impairment of goodwill, joint ventures and associates and other amounts expensed	(24)	(24)	(0.8)	(77)	(77)	(2.6)	(77)	(77)	(2.6)
Amortisation and impairment of intangibles	(38)	(27)	(0.9)	(43)	(31)	(1.1)	(91)	(65)	(2.2)
Profit on disposal and remeasurement of subsidiaries, joint ventures and associates	51	47	1.6	180	270	9.2	115	220	7.4
Integration and restructuring costs and exceptional items	(42)	(23)	(0.7)	(164)	(137)	(4.7)	(363)	(315)	(10.7)
Profit attributable to ordinary shareholders from continuing operations	1,141	734	25.0	623	301	10.2	1,281	648	22.0
Profit attributable to ordinary shareholders from discontinued operations	-	-	-	487	370	12.6	1,538	1,273	43.3
Profit attributable to ordinary shareholders	1,141	734	25.0	1,110	671	22.8	2,819	1,921	65.3

1 DCI includes direct capital instruments and fixed rate tier 1 notes.

(iii) The calculation of basic earnings per share uses a weighted average of 2,941 million (HY13: 2,942 million; FY13: 2,940 million) ordinary shares in issue, after deducting shares owned by the employee share trusts. The actual number of shares in issue at 30 June 2014 was 2,948 million (HY13: 2,947 million; FY13: 2,947 million) and 2,945 million (HY13: 2,944 million; FY13: 2,938 million) excluding shares owned by the employee share trusts.

B7 - Earnings per share continued
(b) Diluted earnings per share
(i) Diluted earnings per share is calculated as follows:

			6 months 2014			6 months 2013			Full Year 2013
	Total £m	Weighted average number of shares million	Per share p	Total £m	Weighted average number of shares million	Per share p	Total £m	Weighted average number of shares million	Per share p
Profit attributable to ordinary shareholders	734	2,941	25.0	301	2,942	10.2	648	2,940	22.0
Dilutive effect of share awards and options	-	40	(0.4)	-	42	(0.1)	-	39	(0.2)
Diluted earnings per share from continuing operations	734	2,981	24.6	301	2,984	10.1	648	2,979	21.8
Profit attributable to ordinary shareholders	-	2,941	-	370	2,942	12.6	1,273	2,940	43.3
Dilutive effect of share awards and options	-	40	-	-	42	(0.2)	-	39	(0.6)
Diluted earnings per share from discontinued operations	-	2,981	-	370	2,984	12.4	1,273	2,979	42.7
Diluted earnings per share	734	2,981	24.6	671	2,984	22.5	1,921	2,979	64.5
(ii) Diluted earnings per share on operating profit attributable to ordinary shareholders is calculated as follows:

			6 months 2014			6 months 2013			Full Year 2013
	Total £m	Weighted average number of shares million	Per share p	Total £m	Weighted average number of shares million	Per share p	Total £m	Weighted average number of shares million	Per share p
Operating profit attributable to ordinary shareholders	694	2,941	23.6	597	2,942	20.3	1,254	2,940	42.6
Dilutive effect of share awards and options	-	40	(0.3)	-	42	(0.3)	-	39	(0.5)
Diluted operating profit per share from continuing operations	694	2,981	23.3	597	2,984	20.0	1,254	2,979	42.1
Operating profit attributable to ordinary shareholders	-	2,941	-	102	2,942	3.5	207	2,940	7.0
Dilutive effect of share awards and options	-	40	-	-	42	(0.1)	-	39	(0.1)
Diluted operating profit per share from discontinued operations	-	2,981	-	102	2,984	3.4	207	2,979	6.9
Diluted operating profit per share	694	2,981	23.3	699	2,984	23.4	1,461	2,979	49.0

B8 - Dividends and appropriations

	6 months 2014 £m	6 months 2013 £m	Full Year 2013 £m
Ordinary dividends declared and charged to equity in the period
Final 2013 - 9.40 pence per share, paid on 16 May 2014	277	-	-
Final 2012 - 9.00 pence per share, paid on 17 May 2013	-	264	264
Interim 2013 - 5.60 pence per share, paid on 15 November 2013	-	-	165
	277	264	429
Preference dividends declared and charged to equity in the period	9	9	17
Coupon payments on direct capital instruments and fixed rate tier 1 notes	16	17	92
	302	290	538

Subsequent to 30 June 2014, the directors declared an interim dividend for 2014 of 5.85 pence per ordinary share (HY13: 5.60 pence), amounting to £172 million (HY13: £165 million) in total. The dividend will be paid on 17 November and will be accounted for as an appropriation of retained earnings in the year ending 31 December 2014.
    Interest on the direct capital instruments issued in November 2004 and the fixed rate tier 1 notes issued in May 2012 is treated as an appropriation of retained profits and, accordingly, is accounted for when paid. Tax relief is obtained at a rate of 21.5% (2013: 23.25%).

B9 - Insurance liabilities
(a) Carrying amount
(i) Insurance liabilities (gross of reinsurance) at 30 June/31 December comprise:

	30 June 2014			30 June 2013			31 December 2013
	Long-term business £m	General insurance and health £m	Total £m	Long-term business £m	General insurance and health £m	Total £m	Long-term business £m	General insurance and health £m	Total £m
Long-term business provisions
Participating	44,248	-	44,248	49,037	-	49,037	45,098	-	45,098
Unit-linked non-participating	8,424	-	8,424	8,225	-	8,225	8,714	-	8,714
Other non-participating	42,697	-	42,697	72,368	-	72,368	41,160	-	41,160
	95,369	-	95,369	129,630	-	129,630	94,972	-	94,972
Outstanding claims provisions	1,371	7,529	8,900	1,455	7,866	9,321	1,287	7,730	9,017
Provision for claims incurred but not reported	-	2,533	2,533	-	2,820	2,820	-	2,568	2,568
	1,371	10,062	11,433	1,455	10,686	12,141	1,287	10,298	11,585
Provision for unearned premiums	-	4,302	4,302	-	4,610	4,610	-	4,226	4,226
Provision arising from liability adequacy tests	-	10	10	-	11	11	-	10	10
Other technical provisions	-	-	-	-	-	-	-	-	-
Total	96,740	14,374	111,114	131,085	15,307	146,392	96,259	14,534	110,793
Less: Amounts classified as held for sale	-	(134)	(134)	(33,331)	(1)	(33,332)	(106)	(132)	(238)
	96,740	14,240	110,980	97,754	15,306	113,060	96,153	14,402	110,555

(ii) Change in insurance liabilities recognised as an expense
The purpose of the following table is to reconcile the change in insurance liabilities, net of reinsurance, shown on the income statement, to the change in insurance liabilities recognised as an expense in the relevant movement tables in this note. The components of the reconciliation are the change in provision for outstanding claims on long-term business (which is not included in a separate movement table), and the unwind of discounting on GI reserves (which is included within finance costs within the income statement). For general insurance and health business, the change in the provision for unearned premiums is not included in the reconciliation as, within the income statement, this is included within earned premiums.

			Total
30 June 2014	Gross £m	Reinsurance £m	Net £m
Long-term business
Change in long-term business provisions (note B9(b))	1,630	(202)	1,428
Change in provision for outstanding claims	117	(2)	115
	1,747	(204)	1,543
General insurance and health
Change in insurance liabilities (note B9(c))	(37)	30	(7)
Less: Unwind of discount on GI reserves and other	(9)	6	(3)
	(46)	36	(10)
Total change in insurance liabilities	1,701	(168)	1,533

	Continuing Operations			Discontinued Operations					Total
30 June 2013	Gross £m	Reinsurance £m	Net £m	Gross £m	Reinsurance £m	Net £m	Gross £m	Reinsurance £m	Net £m
Long term business
Change in long term business provisions (note B9(b))	(1,842)	(220)	(2,062)	146	(14)	132	(1,696)	(234)	(1,930)
Change in provision for outstanding claims	142	3	145	6	2	8	148	5	153
	(1,700)	(217)	(1,917)	152	(12)	140	(1,548)	(229)	(1,777)
General insurance and health
Change in insurance liabilities (note B9(c))	(70)	80	10	-	-	-	(70)	80	10
Less: Unwind of discount on GI reserves and other	(9)	7	(2)	-	-	-	(9)	7	(2)
	(79)	87	8	-	-	-	(79)	87	8
Total change in insurance liabilities	(1,779)	(130)	(1,909)	152	(12)	140	(1,627)	(142)	(1,769)

B9 - Insurance liabilities continued

	Continuing Operations			Discontinued Operations					Total
31 December 2013	Gross £m	Reinsurance £m	Net £m	Gross £m	Reinsurance £m	Net £m	Gross £m	Reinsurance £m	Net £m
Long term business
Change in long term business provisions (note B9(b))	(2,423)	(164)	(2,587)	331	(19)	312	(2,092)	(183)	(2,275)
Change in provision for outstanding claims	75	(7)	68	(11)	11	-	64	4	68
	(2,348)	(171)	(2,519)	320	(8)	312	(2,028)	(179)	(2,207)
General insurance and health
Change in insurance liabilities (note B9(c))	(33)	64	31	-	-	-	(33)	64	31
Less: Unwind of discount on GI reserves and other	(15)	10	(5)	-	-	-	(15)	10	(5)
	(48)	74	26	-	-	-	(48)	74	26
Total change in insurance liabilities	(2,396)	(97)	(2,493)	320	(8)	312	(2,076)	(105)	(2,181)

(b) Movements in long-term business liabilities
The following movements have occurred in the long-term business provisions (gross of reinsurance) during the period:

	6 months 2014 £m	6 months 2013 £m	Full year 2013 £m
Carrying amount at 1 January	94,972	131,190	131,190
Provisions in respect of new business	2,408	2,973	5,671
Expected change in existing business provisions	(2,500)	(3,672)	(8,015)
Variance between actual and expected experience	355	764	2,871
Impact of operating assumption changes	(170)	36	428
Impact of economic assumption changes	1,630	(1,740)	(2,812)
Other movements	(93)	(57)	(235)
Change in liability recognised as an expense	1,630	(1,696)	(2,092)
Effect of portfolio transfers, acquisitions and disposals1	(109)	(3,244)	(34,441)
Foreign exchange rate movements	(1,125)	3,572	509
Other movements	1	(192)	(194)
Carrying amount at 30 June/31 December	95,369	129,630	94,972

1 The movement during HY14 includes £103 million related to the disposal of Eurovita and £6 million related to the restructuring of our operations in Indonesia.

(c) Movements in general insurance and health liabilities
The following changes have occurred in the general insurance and health claims provisions (gross of reinsurance) during the period:

	6 months 2014 £m	6 months 2013 £m	Full year 2013 £m
Carrying amount at 1 January	10,298	10,554	10,554
Impact of changes in assumptions	91	(48)	(80)
Claim losses and expenses incurred in the current period	2,938	3,123	6,337
Decrease in estimated claim losses and expenses incurred in prior periods	(124)	(136)	(237)
Incurred claims losses and expenses	2,905	2,939	6,020
Less:
Payments made on claims incurred in the current period	(1,342)	(1,362)	(3,352)
Payments made on claims incurred in prior periods	(1,729)	(1,764)	(3,001)
Recoveries on claim payments	120	108	285
Claims payments made in the period, net of recoveries	(2,951)	(3,018)	(6,068)
Unwind of discounting	9	9	15
Changes in claims reserve recognised as an expense	(37)	(70)	(33)
Effect of portfolio transfers, acquisitions and disposals	(3)	(9)	(44)
Foreign exchange rate movements	(195)	212	(178)
Other movements	(1)	(1)	(1)
Carrying amount at 30 June/31 December	10,062	10,686	10,298

B10 - Liability for investment contracts
(a) Carrying amount
The liability for investment contracts (gross of reinsurance) at 30 June/31 December comprised:

	30 June 2014 £m	30 June 2013 £m	31 December 2013 £m
Long-term business
Participating contracts	67,512	70,249	70,628
Non-participating contracts at fair value	48,051	46,501	48,140
Non-participating contracts at amortised cost	-	1,393	-
	48,051	47,894	48,140
	115,563	118,143	118,768
Less: Amount classified as held for sale	-	(4,858)	(2,710)
Total	115,563	113,285	116,058

(b) Movements in participating investment contracts
The following movements have occurred in the provisions (gross of reinsurance) during the period:

	6 months 2014 £m	6 months 2013 £m	Full year 2013 £m
Carrying amount at 1 January	70,628	66,849	66,849
Provisions in respect of new business	2,319	1,686	3,421
Expected change in existing business provisions	(882)	(1,100)	(2,243)
Variance between actual and expected experience	317	(401)	1,085
Impact of operating assumption changes	4	(2)	329
Impact of economic assumption changes	30	(61)	(301)
Other movements	(2)	7	(47)
Change in liability recognised as an expense	1,786	129	2,244
Effect of portfolio transfers, acquisitions and disposals1	(2,671)	(39)	(39)
Foreign exchange rate movements	(2,231)	3,117	1,380
Other movements	-	193	194
Carrying amount at 30 June/31 December	67,512	70,249	70,628

1 The movement during HY14 relates to the disposal of Eurovita.

(c) Movements in non-participating investment contracts
The following movements have occurred in the provisions (gross of reinsurance) during the period:

	6 months 2014 £m	6 months 2013 £m	Full year 2013 £m
Carrying amount at 1 January	48,140	47,699	47,699
Provisions in respect of new business	1,248	1,805	3,386
Expected change in existing business provisions	(1,130)	(1,687)	(2,698)
Variance between actual and expected experience	129	1,374	3,122
Impact of operating assumption changes	(1)	5	4
Impact of economic assumption changes	2	(46)	1
Other movements	(24)	(31)	46
Change in liability	224	1,420	3,861
Effect of portfolio transfers, acquisitions and disposals1	(16)	(1,909)	(3,785)
Foreign exchange rate movements	(297)	684	365
Other movements	-	-	-
Carrying amount at 30 June/31 December	48,051	47,894	48,140

1 The movement during HY14 relates to the disposal of Eurovita.

B11 - Reinsurance assets
The reinsurance assets at 30 June/31 December comprised:

	30 June 2014 £m	30 June 2013 £m	31 December 2013 £m
Long-term business
Insurance contracts	3,881	4,402	3,734
Participating investment contracts	2	3	2
Non-participating investment contracts1	2,279	1,657	2,048
	6,162	6,062	5,784
Outstanding claims provisions	50	76	53
	6,212	6,138	5,837
General insurance and health
Outstanding claims provisions	771	868	849
Provisions for claims incurred but not reported	341	344	315
	1,112	1,212	1,164
Provisions for unearned premiums	253	269	256
	1,365	1,481	1,420
	7,577	7,619	7,257
Less: Amounts classified as held for sale	(26)	(712)	(37)
Total	7,551	6,907	7,220

1 Balances in respect of all reinsurance treaties are included under reinsurance assets, regardless of whether they transfer significant insurance risk. The reinsurance assets classified as non-participating investment contracts are    financial instruments measured at fair value through profit and loss. The only exception is at 30 June 2013 where there are £101 million of reinsurance assets measured at amortised cost in US Life which was disposed on 2 October       2013.

B12 - Effect of changes in assumptions and estimates during the period
This disclosure only allows for the impact on liabilities and related assets, such as unallocated divisible surplus, reinsurance, deferred acquisition costs and AVIF, and does not allow for offsetting movements in the value of backing financial assets.

	Effect on profit 6 months 2014 £m	Effect on profit 6 months 2013 £m	Effect on profit Full year 2013 £m
Assumptions
Long-term insurance business
Interest rates	(777)	1,190	1,389
Expenses	100	(16)	3
Persistency rates	-	-	(1)
Mortality for assurance contracts	-	-	8
Mortality for annuity contracts	70	-	85
Tax and other assumptions	(11)	(214)	20
Investment contracts
Interest rates	(1)	-	-
Expenses	-	-	-
Persistency rates	-	-	-
Tax and other assumptions	-	-	-
General insurance and health business
Change in loss ratio assumptions	-	1	3
Change in discount rate assumptions	(67)	27	33
Change in expense ratio and other assumptions	-	-	-
Total	(686)	988	1,540

The impact of interest rates on long-term business relates primarily to UK annuities (including any change in credit default provisions), where a reduction in the valuation interest rates has increased liabilities. The overall impact on profit also depends on movements in the value of assets backing the liabilities, which is not included in this disclosure. There has been a release of expense reserves for UK annuities of £100 million as a result of continuing restructuring and process improvements, reducing the current and long-term cost base. IFRS margins in annuity reserves have been amended to ensure consistency across the business, leading to a release of reserves.

B13 - Unallocated divisible surplus
An unallocated divisible surplus (UDS) is established where the nature of policy benefits is such that the division between shareholder reserves and policyholder liabilities is uncertain at the reporting date. This note shows the movements in the UDS during the period.

	6 months 2014 £m	6 months 2013 £m	Full year 2013 £m
Carrying amount at 1 January	6,709	6,986	6,986
Change in participating contract assets	2,482	(810)	(262)
Change in participating contract liabilities	89	222	(22)
Other movements	6	3	4
Change in liability recognised as an expense	2,577	(585)	(280)
Effect of portfolio transfers, acquisition and disposals	(123)	(115)	(115)
Foreign exchange rate movements	(239)	265	118
Other movements	(1)	-	-
Carrying amount at 30 June/31 December	8,923	6,551	6,709
Less: Amounts classified as held for sale	-	18	4
	8,923	6,569	6,713

The amount of UDS has increased significantly at 30 June 2014 driven primarily by positive investment market movements in Continental Europe. These have been caused by the significant appreciation of assets due to the fall in Eurozone government (and corporate) bond yields.
     Negative UDS balances result from an accounting mismatch between participating assets carried at market value and participating liabilities measured using local practice. Any negative balances are tested for recoverability using embedded value methodology and in line with local accounting practice. Testing is conducted at a participating fund-level within each life entity.
    Following the reversal of previous losses, all Italian participating funds at 30 June 2014 had positive UDS balances with the exception of some very small funds. The method for estimation of the recoverable negative UDS balance uses a real-world embedded value method, with a risk-discount rate of 6.10% (HY13: 6.65%, FY13: 6.60%). The embedded value method includes an implicit allowance for the time value of options and guarantees. The negative UDS balances in Italy were tested for recoverability and £1 million of negative UDS was considered irrecoverable (HY13: £105 million, of which £95 million was for Eurovita; FY13: £42 million, of which £39 million was for Eurovita). The remaining carrying value of negative UDS is £nil. The total UDS balance in Italy was £708 million positive at 30 June 2014 (HY13: £46 million negative, FY13: £205 million positive).
    In Spain, all participating funds had positive UDS balances at 30 June 2014, and consequently testing of negative UDS was not required. The carrying value of UDS was £209 million positive (HY13: £62 million positive, FY13: £132 million positive).

B14 - Borrowings
In April 2014 Aviva redeemed £200 million and €50 million Subordinated Notes due in 2019 at their first call dates.
    On 3 July 2014 Aviva plc issued €700 million of subordinated debt at an issue price of 99.699% of the nominal amount and bearing interest at 3.875% per annum. This subordinated debt matures on 3 July 2044 but the Company may, at its sole option, redeem all (but not part) of the debt on 3 July 2024 and on each interest payment date thereafter. The subordinated debt qualifies as tier 2 capital under current regulatory rules.

B15 - Pension obligations and other provisions
(a) Carrying amounts
(i) Provisions in the condensed consolidated statement of financial position
In the condensed consolidated statement of financial position, the amount described as provisions includes pension scheme deficits and comprises:

	30 June 2014 £m	30 June 2013 £m	31 December 2013 £m
Deficits in the main staff pension schemes	372	582	367
Deficits in other staff pension schemes	42	94	43
Deficits in staff pension schemes	414	676	410
Restructuring provisions	88	184	140
Other provisions	369	396	437
Total	871	1,256	987
Less: Amounts classified as held for sale	-	(177)	(3)
	871	1,079	984

(ii) Pension obligations
The assets and liabilities of the Group's material defined benefit schemes as at 30 June /31 December are shown below.

	30 June 2014 £m	30 June 2013 £m	31 December 2013 £m
Total fair value of assets	13,176	12,385	12,398
Present value of scheme liabilities	(12,287)	(12,009)	(12,159)
Net surplus in the schemes	889	376	239

Surplus included in other assets	1,261	958	606
Deficits included in provisions	(372)	(582)	(367)
Net surplus in the schemes	889	376	239

(b) Movements in the schemes' surpluses and deficits
Movements in the pension schemes' surpluses and deficits comprise:

	6 months 2014 £m	6 months 2013 £m	Full Year 2013 £m
Net surplus in the schemes at 1 January	239	606	606
Current service costs	-	(3)	(4)
Past service costs - amendments	-	(4)	142
Past service costs - curtailment gain	-	4	5
Administrative expenses1	(11)	(9)	(18)
Total pension cost (charged)/credited to expenses	(11)	(12)	125
Net interest credited/(charged) to investment income/(finance costs)2	9	16	37
Total recognised in the income statement from continuing operations	(2)	4	162

Remeasurements:
Actual return on these assets	748	185	366
Less: Interest income on scheme assets	(272)	(272)	(543)
Return on scheme assets excluding amounts in interest income	476	(87)	(177)
Losses from change in financial assumptions	(103)	(165)	(730)
Gains/(losses) from change in demographic assumptions	2	(51)	186
Experience gains	12	9	47
Total remeasurements recognised in other comprehensive income from continuing operations	387	(294)	(674)

Employer contributions	253	83	149
Foreign exchange rate movements	12	(23)	(4)
Net surplus in the schemes at 30 June / 31 December	889	376	239

1 Administrative expenses are expensed as incurred.
2 Net interest income of £16 million has been credited to investment income and net interest expense of £7 million has been charged to finance costs in HY14.

The increase in the surplus is primarily due to employer contributions and positive asset performance driven by falls in interest rates.

B16 - Related party transactions
During the period, there have been no changes in the nature of the related party transactions from those described in the Group's annual report and accounts for the year ended 31 December 2013. There were no transactions with related parties that had a material effect on the result for the period ended 30 June 2014, 30 June 2013 or 31 December 2013.

B17 - Fair value
This note explains the methodology for valuing our assets and liabilities measured at fair value, and for fair value disclosures. It also provides an analysis of these according to a 'fair value hierarchy', determined by the market observability of valuation inputs.

(a) Basis for determining fair value hierarchy
All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorised within the 'fair value hierarchy' described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

Level 1
Inputs to Level 1 fair values are quoted prices (unadjusted) in active markets for identical assets and liabilities that the entity can access at the measurement date.

Level 2
Inputs to Level 2 fair values are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. If the asset or liability has a specified (contractual) term, a Level 2 input must be observable for substantially the full term of the instrument. Level 2 inputs include the following:
■ Quoted prices for similar assets and liabilities in active markets.
■ Quoted prices for identical or similar assets and liabilities in markets that are not active, the prices are not current, or price quotations vary substantially either over time or among market makers, or in which little information is   released publicly.

■ Inputs other than quoted prices that are observable for the asset or liability (for example, interest rates and yield curves observable at commonly quoted intervals, implied volatilities, and credit spreads).

■ Market-corroborated inputs.
Where we use broker quotes and no information as to the observability of inputs is provided by the broker, the investments are classified as follows:
■ Where the broker price is validated by using internal models with market observable inputs and the values are similar, we classify the investment as Level 2.
■ In circumstances where internal models are not used to validate broker prices, or the observability of inputs used by brokers is unavailable, the investment is classified as Level 3.

Level 3
Inputs to Level 3 fair values are unobservable inputs for the asset or liability. Unobservable inputs may have been used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date. However, the fair value measurement objective remains the same, i.e. an exit price at the measurement date from the perspective of a market participant that holds the asset or owes the liability. Therefore, unobservable inputs reflect the assumptions the business unit considers that market participants would use in pricing the asset or liability. Examples are investment properties, certain private equity investments and private placements.
    The majority of the Group's assets and liabilities measured at fair value are based on quoted market information or observable market data. 15.9% of assets and 1.6% of liabilities measured at fair value are based on estimates and recorded as Level 3. Where estimates are used, these are based on a combination of independent third-party evidence and internally developed models, calibrated to market observable data where possible. Third-party valuations using significant unobservable inputs validated against Level 2 internally modelled valuations are classified as Level 3, where there is a significant difference between the third-party price and the internally modelled value. Where the difference is insignificant, the instrument would be classified as Level 2.

(b) Changes to valuation technique
There were no changes in the valuation techniques during the period compared to those described in the 2013 annual consolidated financial statements, other than those noted below.

B17 - Fair value continued
(c) Comparison of the carrying amount and fair values of financial instruments
Set out below is a comparison of the carrying amounts and fair values of financial assets and liabilities, excluding those classified as held for sale.

	30 June 2014		Restated1 30 June 2013		Restated1 31 December 2013
	Fair value £m	Carrying amount £m	Fair value £m	Carrying amount £m	Fair value £m	Carrying amount £m
Financial assets
Loans2	22,830	22,967	25,008	24,225	23,811	23,879
Financial Investments	197,607	197,607	193,470	193,470	194,027	194,027
Fixed maturity securities	128,488	128,488	128,389	128,389	124,385	124,385
Equity securities	36,478	36,478	34,564	34,564	37,326	37,326
Other investments (including derivatives)1	32,641	32,641	30,517	30,517	32,316	32,316

Financial liabilities
Non-participating investment contracts3	48,051	48,051	45,722	45,722	48,140	48,140
Net asset value attributable to unitholders	9,463	9,463	12,340	12,340	10,362	10,362
Borrowings2	7,459	6,944	8,288	8,254	8,222	7,819
Derivative liabilities1,4	2,263	2,263	2,616	2,616	2,251	2,251

1 Restated following the adoption of amendments to IAS 32 'Financial Instruments: Presentation' - see note B2 for details.
2 Within total fair value, the estimated fair value has been provided for the portion of loans and borrowings that are carried at amortised cost as disclosed in B17(d).
3 Non-participating investment contracts are included within gross liabilities for investment contracts on the condensed statement of financial position and disclosed in note B10. At 30 June 2013, liabilities classified as held for sale of    £779 million are excluded above.

4 Derivative liabilities are included within payables and other financial liabilities on the condensed consolidated statement of financial position.

Fair value of the following assets and liabilities approximate to their carrying amounts:
■ Receivables
■ Cash and cash equivalents
■ Payables and other financial liabilities
■ The equivalent assets to those above, which are classified as held for sale

(d) Fair value hierarchy analysis
An analysis of assets and liabilities measured at amortised cost and fair value categorised by fair value hierarchy is given below. Financial instruments relating to operations classified as held for sale have been excluded from the individual asset and liability line items and have been disclosed separately.

	Fair value hierarchy
At 30 June 2014	Level 1 £m	Level 2 £m	Level 3 £m	Sub-total fair value £m	Amortised cost £m	Total carrying value £m
Recurring fair value measurements
Investment Property	-	-	8,647	8,647	-	8,647
Loans	-	3,258	15,340	18,598	4,369	22,967
Financial investments measured at fair value
Fixed maturity securities	75,121	45,078	8,289	128,488	-	128,488
Equity securities	35,919	110	449	36,478	-	36,478
Other investments (including derivatives)	24,367	5,243	3,031	32,641	-	32,641
Financial assets of operations classified as held for sale	23	-	-	23	-	23
Total	135,430	53,689	35,756	224,875	4,369	229,244
Financial liabilities measured at fair value
Non-participating investment contracts1	47,807	244	-	48,051	-	48,051
Net asset value attributable to unit holders	9,376	-	87	9,463	-	9,463
Borrowings	-	852	494	1,346	5,598	6,944
Derivative liabilities2	250	1,635	378	2,263	-	2,263
Financial liabilities of operations classified as held for sale	-	-	-	-	-	-
Total	57,433	2,731	959	61,123	5,598	66,721

1 In addition to the balances in this table, included within reinsurance assets in the statement of financial position and note B11 are £2,279 million of non-participating investment contracts, which are legally reinsurance but do not    meet the definition of a reinsurance contract under IFRS. These assets are financial instruments measured at fair value through profit and loss and are classified as Level 1 assets.

2 Derivative liabilities are included within payables and other financial liabilities on the condensed consolidated statement of financial position.

	Fair value hierarchy
At 30 June 2014	Level 1 £m	Level 2 £m	Level 3 £m	Total fair value £m
Non-recurring fair value measurements1
Properties occupied by group companies	-	-	246	246
Total	-	-	246	246

1 Non-recurring fair value measurements are defined in IFRS 13 and are those that are required or permitted by other IFRS to be measured at fair value in the statement of financial position in particular circumstances. Owner occupied property is revalued in accordance with IAS 16.

B17 - Fair value continued

	Fair value hierarchy
At 30 June 2013 (Restated3)	Level 1 £m	Level 2 £m	Level 3 £m	Sub-total fair value £m	Amortised cost £m	Total carrying value £m
Recurring fair value measurements
Investment Property	-	9,832	-	9,832	-	9,832
Loans	-	18,431	-	18,431	5,794	24,225
Financial investments measured at fair value
Fixed maturity securities	108,451	10,679	9,259	128,389	-	128,389
Equity securities	34,062	19	483	34,564	-	34,564
Other investments (including derivatives)3	22,631	5,553	2,333	30,517	-	30,517
Financial assets of operations classified as held for sale	2,231	31,884	833	34,948	3,726	38,674
Total	167,375	76,398	12,908	256,681	9,520	266,201
Financial liabilities measured at fair value
Non-participating investment contracts1	45,225	298	199	45,722	-	45,722
Net asset value attributable to unit holders	12,340	-	-	12,340	-	12,340
Borrowings	-	1,284	-	1,284	6,970	8,254
Derivative liabilities2,3	147	2,049	420	2,616	-	2,616
Financial liabilities of operations classified as held for sale	-	612	299	911	1,605	2,516
Total	57,712	4,243	918	62,873	8,575	71,448

1 In addition to the balances in this table, included within reinsurance assets in the statement of financial position and note B11 are non-participating investment contracts, which are legally reinsurance but do not meet the definition    of a reinsurance contract under IFRS. £1,556 million are financial instruments measured at fair value through profit and loss and are classified as Level 1 assets.

2 Derivative liabilities are included within payables and other financial liabilities on the condensed consolidated statement of financial position.
3 Restated following the adoption of amendments to IAS 32 'Financial Instruments: Presentation' - see note B2 for details.

	Fair value hierarchy
At 30 June 2013	Level 1 £m	Level 2 £m	Level 3 £m	Total fair value £m
Non-recurring fair value measurements1
Properties occupied by group companies	-	261	-	261
Total	-	261	-	261

1 Non-recurring fair value measurements are defined in IFRS 13 and are those that are required or permitted by other IFRS to be measured at fair value in the statement of financial position in particular circumstances. Owner occupied property is revalued in accordance with IAS 16.

	Fair value hierarchy
At 31 December 2013 (Restated3)	Level 1 £m	Level 2 £m	Level 3 £m	Sub-total fair value £m	Amortised cost £m	Total carrying value £m
Recurring fair value measurements
Investment Property	-	-	9,451	9,451	-	9,451
Loans	-	3,115	15,362	18,477	5,402	23,879
Financial investments measured at fair value
Fixed maturity securities	74,904	40,602	8,879	124,385	-	124,385
Equity securities	36,783	102	441	37,326	-	37,326
Other investments (including derivatives)3	24,129	5,170	3,017	32,316	-	32,316
Financial assets of operations classified as held for sale	2,245	282	148	2,675	-	2,675
Total	138,061	49,271	37,298	224,630	5,402	230,032
Financial liabilities measured at fair value
Non-participating investment contracts1	47,889	251	-	48,140	-	48,140
Net asset value attributable to unit holders	10,183	179	-	10,362	-	10,362
Borrowings	-	831	482	1,313	6,506	7,819
Derivative liabilities2,3	220	1,830	201	2,251	-	2,251
Financial liabilities of operations classified as held for sale	-	-	-	-	29	29
Total	58,292	3,091	683	62,066	6,535	68,601

1 In addition to the balances in this table, included within reinsurance assets in the statement of financial position and note B11 are £2,048 million of non-participating investment contracts, which are legally reinsurance but do not meet the definition of a reinsurance contract under IFRS. These assets are financial instruments measured at fair value through profit and loss and are classified as Level 1 assets.

2 Derivative liabilities are included within payables and other financial liabilities on the condensed consolidated statement of financial position.
3 Restated following the adoption of amendments to IAS 32 'Financial Instruments: Presentation' - see note B2 for details.

	Fair value hierarchy
At 31 December 2013	Level 1 £m	Level 2 £m	Level 3 £m	Total fair value £m
Non-recurring fair value measurements1
Properties occupied by group companies	-	-	257	257
Total	-	-	257	257

1 Non-recurring fair value measurements are defined in IFRS 13 and are those that are required or permitted by other IFRS to be measured at fair value in the statement of financial position in particular circumstances. Owner occupied property is revalued in accordance with IAS 16.

B17 - Fair value continued
(e) Transfers between Levels of the fair value hierarchy
For financial instruments that are recognised at fair value on a recurring basis, the Group determines whether transfers have occurred between levels of the fair value hierarchy by re-assessing categorisation (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of the reporting period.

Transfers between Level 1 and Level 2
During the six month period ended 30 June 2014, transfers of financial assets from fair value hierarchy Level 1 to Level 2 amounted to £3.1 billion. These principally arose in the UK and Ireland as a result of the enhanced understanding of pricing vendor methodologies for the fair value hierarchy classification of certain debt securities.
Transfers from Level 2 to Level 1 amounted to £0.2 billion and arose in Spain as a result in changes in the level of market activity for those debt securities.

Transfers to/from Level 3
Transfers out of Level 3 of £287 million relate principally to improvements in the market liquidity of debt securities held by our business in France, which were transferred to Level 1 where quoted market prices became available from an active market, or to Level 2 where valuations based on observable inputs became available.
Transfers into Level 3 relate principally to debt securities held in the UK which were transferred from Level 2 due to the unavailability of market observable prices.

(f) Further information on Level 3 assets and liabilities:
The table below shows movement in the Level 3 assets and liabilities measured at fair value:

	Assets						Liabilities
At 30 June 2014	Investment Property £m	Loans £m	Debt securities £m	Equity securities £m	Other investments (including derivatives)1 £m	Financial assets of operations classified as held for sale £m	Net asset value attributable to unitholders £m	Derivative liabilities1 £m	Borrowings £m
Opening balance at 1 January 2014	9,451	15,362	8,879	441	3,017	148	-	(201)	(482)
Total net (losses)/gains recognised in the income statement	270	217	98	16	(47)	-	-	(26)	(7)
Additions	331	586	266	13	689	-	-	(74)	-
Disposals	(1,340)	(825)	(679)	(5)	(577)	(148)	-	-	-
Transfers into Level 3	-	-	303	-	17	-	(87)	(77)	(5)
Transfers out of Level 3	-	-	(287)	-	-	-	-	-	-
Foreign exchange movements	(65)	-	(291)	(16)	(68)	-	-	-	-
Balance at 30 June 2014	8,647	15,340	8,289	449	3,031	-	(87)	(378)	(494)

1 Restated following the adoption of amendments to IAS 32 'Financial Instruments: Presentation' - see note B2 for details.

Total net gains recognised in the income statement in the six-month period ended 30 June 2014 in respect of Level 3 assets measured at fair value amounted to £554 million with net losses in respect of liabilities of £33 million. Included in this balance are £497 million of net gains attributable to those assets and £32 million net losses attributable to those liabilities still held at the end of the period.

The principal assets classified as Level 3, and the valuation techniques applied to them, are:
■ Commercial mortgage loans held by our UK Life business amounting to £9.7 billion (FY13: £9.9 billion), valued using a Portfolio Credit Risk Model (PCRM). This model calculates a Credit Risk Adjusted Value (CRAV) for each        mortgage. The risk adjusted cash flows are discounted using a yield curve, taking into account the term dependent gilt yield curve, and global assumptions for the liquidity premium. The mortgage loans have been classified as        Level 3 as the liquidity premium is not deemed to be market observable.

■ Equity release mortgage loans held by our UK Life business amounting to £5.1 billion (FY13: £4.7 billion), valued using a Discounted Cash Flow model (DCF). Cash flows are adjusted for credit risk and discounted using a yield        curve and global assumptions for the liquidity premium. The mortgage loans have been classified as Level 3 as assumptions used to derive the credit risk, liquidity premium and property risk are not deemed to be market        observable.

■ Investment property amounting to £8.6 billion (FY13: £9.5 billion). In the UK, investment property is valued at least annually by external chartered surveyors in accordance with guidance issued by The Royal Institution of        Chartered Surveyors, and using estimates during the intervening period. Outside the UK, valuations are produced by local qualified staff of the Group or external qualified professional valuers in the countries concerned. Fair        values are determined using an income method, by which own lease agreement cash-flows are adjusted for anticipated uplifts, and discounted by rates implied by recent market transactions for similar properties where available.       These inputs are deemed unobservable.

■ Structured bond-type and non-standard debt products held by our business in France amounting to £6.4 billion (FY13: £7.1 billion), for which there is no active market. These bonds are valued either using counterparty or        broker quotes. These bonds are validated against internal or third-party models. These bonds have been classified as Level 3 because either (i) the third-party models included a significant unobservable liquidity adjustment or (ii)       differences between the valuation provided by the counterparty and broker quotes and the validation model were sufficiently significant to result in a Level 3 classification. The values reported in respect of these products were        the lower of counterparty and broker quotes and internally modelled valuations.

B17 - Fair value continued
■ Private equity investment funds amounting to £1.0 billion (FY13: £1.1 billion), together with external hedge funds held principally by businesses in the UK and France amounting to £1.1 billion (FY13: £1.1 billion), and property        funds amounting to £0.6 billion (FY13: £0.5 billion) are valued based on external reports received from the fund manager. Where these valuations are at a date other than balance sheet date, as in the case of some private equity        funds, we make adjustments for items such as subsequent draw-downs and distributions and the fund manager's carried interest.

■ Level 3 investments including a collateralised loan obligation of £0.4 billion (FY13: £0.4 billion) and UK non-recourse loans of £0.5 billion (FY13: £0.8 billion) have been valued using internally developed discounted cash flow        models.

■ Investments including debt securities held by our French business of £0.7 billion (FY13: £0.7 billion) and notes issued by loan partnerships held by our UK Life business amounting to £0.2 billion (FY13: £0.3 billion) have been        valued using third party or counterparty valuations.

■ Other Level 3 investments amount to £1.5 billion (restated FY13: £1.2 billion) and relate to a diverse range of different types of securities held by a number of businesses throughout the Group.

Where possible, the Group tests the sensitivity of the fair values of Level 3 investments to changes in unobservable inputs to reasonable alternatives. Valuations for Level 3 investments are sourced from independent third parties when available and, where appropriate, validated against internally-modelled valuations, third-party models or broker quotes. Where third-party pricing sources are unwilling to provide a sensitivity analysis for their valuations, the Group undertakes, where feasible, sensitivity analysis on the following basis:
■ For third-party valuations validated against internally-modelled valuations using significant unobservable inputs, the sensitivity of the internally modelled valuation to changes in unobservable inputs to a reasonable alternative        is determined.

■ For third-party valuations either not validated or validated against a third-party model or broker quote, the third-party valuation in its entirety is considered an unobservable input. Sensitivities are determined by flexing inputs of internal models to a reasonable alternative, including the yield, NAV multiple, IRR or other suitable valuation multiples of the financial instrument implied by the third-party valuation. For example, for a fixed income security the implied yield would be the rate of return which discounts the security's contractual cash flows to equal the third-party valuation.

On the basis of the methodology outlined above, the Group is able to perform sensitivity analysis for £35.0 billion of the Group's Level 3 assets. For these Level 3 investments, changing unobservable valuation inputs to a reasonable alternative would result in a change in fair value by ± £1.7 billion. Of the £0.8 billion Level 3 investments for which sensitivity analysis is not provided, it is estimated that a 10% change in valuation downwards of these investments would result in a change in fair value of £80 million.

The principal liabilities classified as Level 3, and the valuation techniques applied to them, are:
■ Securitised mortgage loan notes of £0.5 billion (FY13: £0.5 billion). These are valued using a similar technique to the related Level 3 equity release mortgage loans described above.
■ Derivative liabilities of £0.4 billion (restated FY13: £0.2 billion) represent exposures to over the counter derivatives such as credit default swaps and inflation swaps. These swaps are valued using either a DCF model or other         valuation models. Cash flows within these models may be adjusted based on assumptions reflecting the underlying credit risk and liquidity risk and these assumptions are deemed to be not market observable.

■ Net asset value attributable to unitholders of £0.1 billion (FY13: £nil) relates to minority interests in consolidated investment funds that are priced based on unobservable inputs.

Where possible, the Group tests the sensitivity of the fair values of Level 3 liabilities to changes in unobservable inputs to reasonable alternatives. Sensitivities are determined by flexing inputs of internal models to a reasonable alternative, including the yield, NAV multiple, IRR or other suitable valuation multiples of the financial instrument.

The Group is able to perform sensitivity analysis for £0.8 billion of the Group's Level 3 liabilities. For these Level 3 liabilities, changing unobservable valuation inputs to a reasonable alternative would result in a change in fair value by ± £40 million. Of the £0.2 billion Level 3 liabilities for which sensitivity analysis is not provided it is estimated that a 10% change in valuation downwards of these liabilities would result in a change in fair value of £20 million.

B18 - Risk management

As a global insurance group, risk management is at the heart of what we do and is the source of value creation as well as a vital form of control. It is an integral part of managing and maintaining financial strength and stability for our customers, shareholders and other stakeholders.
    Our sustainability and financial strength are underpinned by an effective risk management process which helps us identify major risks to which we may be exposed, establish appropriate controls and take mitigating actions for the benefit of our customers and investors. The Group's risk strategy is to invest its available capital to optimise the balance between return and risk while maintaining an appropriate level of economic (i.e. risk-based) capital and regulatory capital. Consequently, our risk management goals are to:
■ Embed rigorous risk management throughout the business, based on setting clear risk appetites and staying within these;
■ Allocate capital where it will make the highest returns on a risk-adjusted basis; and
■ Meet the expectations of our customers, investors and regulators that we will maintain sufficient capital surpluses to meet our liabilities even if a number of extreme risks materialise.

Aviva's risk management framework has been designed and implemented to support these objectives. The key elements of our risk management framework comprise our risk appetite; risk governance, including risk policies and business standards, risk oversight committees and roles & responsibilities; and the processes we use to identify, measure, manage, monitor and report (IMMMR) risks, including the use of our risk models and stress and scenario testing.

Risk environment
The first six months of 2014 have seen continued strengthening of the financial markets with monetary policies and emerging economic growth in the US, Europe and Japan helping to bolster this position. Global equities have remained stable at or close to all-time highs and corporate credit spreads have continued their decline to levels not seen since before the 2008 financial crisis. Eurozone sovereign bonds have also benefitted from the increased liquidity in the system provided by the ECB, with yields registering the lowest levels seen to date, while UK gilt and US treasury long term yields have begun to pick-up with the prospect of interest rate rises in the near to medium term future. Currencies have been relatively stable during the first half of 2014 with pound sterling continuing to strengthen against the US dollar and Euro.
    The Omnibus II Directive (the amendments to the Solvency II Directive) has reached the final stage of formal adoption by member states and transposition into national law. However, while consultation over implementing technical standards and supervisory guidelines continues, there remains some uncertainty over the detailed requirements, in particular their interpretation, and impact of the new European prudential regime, which will be effective from 1 January 2016. Aviva continues to actively participate in the development of Solvency II through key European industry working groups.
    The Group is designated as being a Global Systemically Important Insurer (G-SII), bringing it within the scope of the G-SII policy requirements of the International Association of Insurance Supervisors (IAIS). Requirements include developing a Systemic Risk Management Plan, recovery and resolution plans and a liquidity risk management plan. New basic capital requirements (BCR) are currently in field-testing and will be privately reported to supervisors from 2015. The BCR will form the basis for yet to be developed higher loss absorbency capital requirements, which will apply from January 2019, if the Group remains a G-SII.

Risk profile
We continue to manage our risk profile to reflect Aviva's objective of maintaining financial strength and reducing capital volatility. During the first half of 2014 we announced disposals of our US asset management boutique River Road, South Korean joint venture and Turkish general insurance business as well as a significant restructure of our Italian business. As described below, a number of foreign exchange rate, credit and equity hedges are in place and restrictions on non-domestic investment in sovereign and corporate debt from Greece, Italy, Portugal and Spain remain in place.
    Going forward, the Group's focus will continue to be on building the balance sheet and cash-flow position, and decreasing the balance sheet volatility and internal and external leverage.
Our risk management processes enable us to monitor all our capital measures and to identify and manage mismatches between our assets and liabilities. These processes include the use of derivative hedges which are described in more detail below.

Material risks and uncertainties
In accordance with the requirements of the FCA Handbook (DTR 4.2.7) we provide an update here on the material risks and uncertainties facing the Group. The types of risks to which the Group is exposed have not changed significantly over the half-year to 30 June 2014 and remain credit, market, life insurance, general insurance, liquidity, asset management, operational and reputational risks. These risks are described below. Further detail on these risks is given within note 58 of the Aviva plc Annual Report and Accounts 2013.

(a) Credit risk
Aviva has a strong record of managing credit risk and we see credit as an area where we can make a good return for the benefit of both our policyholders and shareholders. During the first half of 2014 we continued to limit our sovereign and corporate debt exposure to Greece, Italy, Portugal and Spain, which has benefitted from an increase in market values. The completion of the disposal of the Group's interest in Eurovita has resulted in a significant reduction to Italian sovereign and corporate debt. In light of the improving economic situation in Ireland, we have made a modest increase in our exposure to Irish sovereign debt during the first six months of 2014. We have in place a comprehensive group-wide reporting system that consolidates credit exposures across geographies, business lines and exposure types. We have a robust framework of limits and controls to diversify the portfolio and enable the early identification of potential issues. Refer to section D.3.3.5 of this report for details of our sovereign exposures to Greece, Ireland, Portugal, Spain and Italy.
    During the first half of 2014 the credit rating profile of our debt securities portfolio has remained strong, and the average rating has risen slightly in line with the general market's rating agency upgrades. At 30 June 2014, the proportion of our shareholder debt securities that are investment grade has increased slightly to 90.7% (31 December 2013: 90.2%).

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B18 - Risk management continued
The Group has in place a series of macro credit hedges to reduce the overall credit risk exposure. The notional size of these long-term hedges remained at approximately £4 billion during the first half of 2014.

(b) Market risk
We continue to limit our direct equity exposure. A rolling central equity hedging strategy remains in place to help control the Group's overall direct and indirect exposure to equities. At 30 June 2014 the Group's shareholder funds held £1.5 billion notional of equity hedge put spreads, with nine months to maturity and an average strike of 78%-65% of the prevailing market levels on 30 June 2014.
    We have a limited appetite for interest rate risk as we do not believe it is adequately rewarded. Our conservative and disciplined approach to asset and liability management and pricing limit our exposure to interest rate and guarantee risk. Asset and liability durations across the Group are generally well matched and actions have been taken to manage guarantee risk in the current low interest rate environment. In particular, a key objective is to match the duration of our annuity liabilities with assets of the same duration. These assets include corporate bonds, residential mortgages and commercial mortgages. Should they default before maturity, it is assumed that the Group can reinvest in assets of a similar risk and return profile, which is subject to market conditions. Interest rate hedges are used to manage asymmetric interest rate exposures in some of our life insurance businesses as well as an efficient way to manage cash flow and duration matching (the most material examples relate to guaranteed annuity exposures in both UK and Ireland). These hedges are used to protect against interest rate falls and are sufficient in scale to materially reduce the Group's interest rate exposure.
    At a Group level we actively seek to manage currency risk primarily by matching assets and liabilities in functional currencies at the business unit level. Foreign currency dividends from subsidiaries are hedged using foreign exchange forwards to provide certainty regarding the sterling value to be received by the Group. Hedges have also been used to protect the Group's capital against a significant depreciation in local currency versus sterling. At 30 June 2014 the Group had in place Euro hedges with notional values of £3.5 billion.

(c) Liquidity risk
Liquidity risk is the risk of not being able to make payments as they become due because there are insufficient assets in cash form or that can easily be turned into cash.
    The relatively illiquid nature of insurance liabilities is a potential source of additional investment return by allowing us to invest in higher yielding, but less liquid assets such as commercial mortgages. The Group seeks to ensure that it maintains sufficient liquid financial resources to meet its obligations as they fall due through the application of a Group liquidity risk policy and business standard. At Group and business unit level, there is a liquidity risk appetite which requires that sufficient liquid resources be maintained to cover net outflows in a stress scenario. The Company's main sources of liquidity are liquid assets held within the Company and Aviva Group Holdings Limited (AGH), and dividends received from the Group's insurance and asset management businesses. Sources of liquidity in normal markets also include a variety of short and long-term instruments including commercial papers and medium and long-term debt. In addition to the existing liquid resources and expected inflows, the Group and Company maintain significant undrawn committed borrowing facilities (30 June 2014: £1.4 billion) from a range of leading international banks to further mitigate this risk.

(d) Life insurance risk
The profile of most of our life insurance risks, primarily persistency, mortality and expense risk, has remained stable in the first half of 2014. Our economic exposure to longevity risk has decreased as a result of the Aviva Staff Pension Scheme entering into a longevity swap covering £5 billion of pensioner in payment scheme liabilities on 5 March 2014, while any significant reduction in individual annuity new business volumes as a result of the UK budget changes to compulsory annuitisation will also reduce our longevity risks exposure over the longer term to the extent not offset by increased bulk purchase annuity volumes. Despite this longevity risk remains the Group's most significant life insurance risk due to the Group's existing annuity portfolio. Persistency risk remains significant and continues to have a volatile outlook, with underlying performance linked to economic conditions. Businesses across the Group mitigate this risk through a range of customer retention activities. The Group has continued to write substantial volumes of life protection business, and to utilise reinsurance to reduce exposure to potential mortality losses. All life insurance risks benefit from significant diversification against other risks in the portfolio, limiting the impact on the Group's aggregate risk profile.
    Provisions made for insurance liabilities are inherently uncertain. Due to this uncertainty, life insurance reserves are regularly reviewed by qualified and experienced actuaries at the business unit and Group level in accordance with the Group's reserving framework. This and other risks are subject to an overarching risk management framework and various mechanisms to govern and control our risks and exposures.

B18 - Risk management continued
General insurance risk
The Group writes a balanced portfolio of general insurance risk (including personal motor; household; commercial motor; property and liability) across a geographically diversified spread of markets including UK; Ireland; Canada; France; Italy; Turkey and Poland. This risk is taken on, in line with our underwriting and pricing expertise, to provide an appropriate level of return for an acceptable level of risk. Underwriting discipline and a robust governance process is at the core of the Group's underwriting strategy.
    Provisions made for insurance liabilities are inherently uncertain. Due to this uncertainty, general insurance reserves are regularly reviewed by qualified and experienced actuaries at the business unit and Group level in accordance with the Group's reserving framework. These and other key risks, including the occurrence of unexpected claims from a single source or cause and inadequate reinsurance protection/risk transfer, are subject to an overarching risk management framework and various mechanisms to govern and control our risks and exposures.
    During the first half of 2014, Aviva's general insurance risk profile has remained stable. As with life insurance risks, general insurance risks also benefit from the significant diversification that arises from being part of a large and diverse portfolio, limiting the impact on the Group's aggregate risk profile.
    Aviva successfully completed the renewal of its group-wide catastrophe protection on 1 April 2014. Aviva has chosen to reduce the level of risk it retains through the purchase of additional reinsurance protection including a new groupwide aggregate protection. Processes are in place to manage catastrophe risk in individual business units and at a group level.

(e) Asset management risk
Asset management risk arises through exposure to negative investment performance, fund liquidity, and factors that influence franchise value such as product development appropriateness and capability, and client retention.
    Aviva is directly exposed to the risks associated with operating an asset management business through its ownership of Aviva Investors. The underlying risk profile of our asset management risk is derived from investment performance, specialist investment professionals and leadership, product development capabilities, fund liquidity, margin, client retention, regulatory developments, fiduciary and contractual responsibilities. These key risks are monitored on an on-going basis with issues escalated to the appropriate governance committee.

(f) Operational risk
The Group continues to operate, validate and enhance its key operational controls and purchase insurance to minimise losses arising from inadequate or ineffective internal processes, people and systems or from external events. The Group maintains constructive relationships with its regulators around the world and developments in relation to key regulatory changes such as Solvency II are monitored closely. We continue to work with regulatory bodies to help deliver an appropriate outcome to Solvency II and prepare for the necessary business changes. Similarly, we are monitoring the development of IFRS 4 Phase 2 and will prepare for the necessary business changes.

(g) Brand and reputation risk
Our success and results are, to a certain extent, dependent on the strength of our brands, the brands of our partners and our reputation with customers, agents, regulators, rating agencies, investors and analysts. While we are well recognised, we are vulnerable to adverse market and customer perception. Any of our brands or our reputation could also be affected if products or services recommended by us or any of our intermediaries do not perform as expected whether or not the expectations are founded, or the customer's expectations for the product have changed. We monitor this risk and have controls in place to limit our exposure.

B19 - Cash and cash equivalents
Cash and cash equivalents in the statement of cash flows at 30 June/31 December comprised:

	30 June 2014 £m	Restated1 30 June 2013 £m	Restated1 31 December 2013 £m
Cash and cash equivalents	23,584	27,662	26,131
Cash and cash equivalents of operations classified as held for sale	64	965	351
Bank overdrafts	(843)	(1,002)	(493)
Net cash and cash equivalents at 30 June/31 December	22,805	27,625	25,989

1 The statement of cash flows and the statement of financial position have been restated following the adoption of amendments to 'IAS 32: Financial Instruments: Presentation'. Refer to note B2 for further information.

B20 - Contingent liabilities and other risk factors
During the period, there have been no material changes in the nature of the contingent liabilities and other risk factors from those described in note 53 of the Group's 2013 Annual report and accounts.

Directors' responsibility statement
Directors' responsibility statement
The directors' confirm that these condensed interim financial statements have been prepared in accordance with International Accounting Standard 34, 'Interim Financial Reporting', as adopted by the European Union and as issued by the IASB and that the interim management report includes a fair review of the information required by DTR 4.2.7 and DTR 4.2.8, namely:
■ an indication of important events that have occurred during the first six months and their impact on the condensed set of financial statements, and a description of the principal risks and uncertainties for the remaining six months        of the financial year; and

■ material related-party transactions in the first six months and any material changes in the related-party transactions described in the last annual report.

Information on the current directors responsible for providing this statement can be found on the Company's website at:
http://www.aviva.com/investor-relations/corporate-governance/board-of-directors/

By order of the Board

Mark Wilson                                                                       Thomas D. Stoddard
Group chief executive officer                                           Chief financial officer

6 August 2014

Independent review report to Aviva plc
Report on the condensed consolidated interim financial statements
Our conclusion
We have reviewed the condensed consolidated interim financial statements, defined below, in the half year report of Aviva plc for the six months ended 30 June 2014. Based on our review, nothing has come to our attention that causes us to believe that the condensed consolidated interim financial statements are not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and as issued by the International Accounting Standards Board, and the Disclosure and Transparency Rules of the United Kingdom's Financial Conduct Authority.
    This conclusion is to be read in the context of what we say in the remainder of this report.

What we have reviewed
The condensed consolidated interim financial statements, which are prepared by Aviva plc, comprise:
■ the condensed consolidated statement of financial position as at 30 June 2014;
■ the condensed consolidated income statement and statement of comprehensive income for the period then ended;
■ the condensed consolidated statement of cash flows for the period then ended;
■ the condensed consolidated statement of changes in equity for the period then ended; and
■ the explanatory notes to the condensed consolidated interim financial statements.

As disclosed in note B1, the financial reporting framework that has been applied in the preparation of the full annual financial statements of the group is applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union and as issued by the International Accounting Standards Board.
     The condensed consolidated interim financial statements included in the half year report have been prepared in accordance with International Accounting Standard 34, 'Interim Financial Reporting', as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom's Financial Conduct Authority.

What a review of condensed consolidated financial statements involves
We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410, 'Review of Interim Financial Information Performed by the Independent Auditor of the Entity' issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures.
    A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.
    We have read the other information contained in the half year report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed consolidated interim financial statements.

Responsibilities for the condensed consolidated interim financial statements and the review

Our responsibilities and those of the directors
The half year report, including the condensed consolidated interim financial statements, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the half year report in accordance with the Disclosure and Transparency Rules of the United Kingdom's Financial Conduct Authority.
    Our responsibility is to express to the company a conclusion on the condensed consolidated interim financial statements in the half year report based on our review. This report, including the conclusion, has been prepared for and only for the company for the purpose of complying with the Disclosure and Transparency Rules of the Financial Conduct Authority and for no other purpose. We do not, in giving this conclusion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

PricewaterhouseCoopers LLP
Chartered Accountants
6 August 2014
London

Notes:

(a) The maintenance and integrity of the Aviva plc website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially presented on the website.
(b) Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

End of part 3 of 5

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 07 August, 2014
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary